Original

09012393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Filed at
Washington D. C.

SEC
Mail Processing
Section

OCT 2 3 2009

Washington, DC
121

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Original Date Filed: ____________________

Date Filed: ___________________________

File No: _____________________________

**SENIOR CARE COMMUNITIES TRUST, INC.**
(exact name of issuer as specified in it's charter)

**MARYLAND**
(state or other jurisdiction of incorporation or organization)

**79860 Tangelo, La Quinta, California 92253**
**(760) 771-0036**
(Address including zip code, and telephone number, including area code of Issuer's)
(principal executive offices)

**Ronald S. Tucker, 79860 Tangelo, La Quinta, California 92253**
**(760) 771-0036**
(Name, Address, including zip code and telephone number, including are code)
(of agent for service)

**6798** ____________________ **27-0492099**
(Primary Standard industrial Classification Code Number, IRS Employer Identification Number)

***This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.***

## PART I - NOTIFICATION

**ITEM 1. Significant Parties**

(a)(b) The Issuers directors and officers are as follows:

Name

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer, General Counsel

| Business | Residential |
|---|---|
| 79860 Tangelo | 1623 Tradewinds Lane |
| La Quinta, CA 92253 | Newport Beach, CA 92660 |

Dennis Kaliher, Director, Vice President

| Business | Residential |
|---|---|
| 8000 Centre Point Drive, Suite 345 | 3802 Frodo Cove |
| Austin, Texas 78754 | Austin, Texas 78739 |

Leticia I. Tucker, Director, Secretary

| Business | Residential |
|---|---|
| 79860 Tangelo | 1623 Tradewinds Lane |
| La Quinta, CA 92253 | Newport Beach, CA 92660 |

(c) There are no general partners

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

EPIC Corporation., a Colorado corporation (OTC) "EPOR" a Colorado Corporation

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

EPIC Corporation, a Colorado corporation

(f) The promoters of the issuer are:

EPIC Corporation, a Colorado Corporation

(g) Affiliates of the Issuer.

EPIC Corporation, a Colorado corporation

(h) Counsel to the Issuer with respect to the proposed offering:

Ronald S. Tucker
1623 Tradewinds Lane
Newport Beach, California 92660

(i) The underwriter with respect to the proposed offering: Not Applicable.

(j) The underwriters directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) Counsel to the underwriter: Not Applicable.

**ITEM 2.** **Application of Rule 262**

(a) There are no disqualifications pursuant to Rule 262

(b) Not applicable.

**ITEM 3.** **Affiliate Sales**

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

**ITEM 4.** **Jurisdiction in Which Securities Are to be Offered.**

The Offering will be made initially in Colorado by our officers and directors.

**ITEM 5.** **Unregistered Securities Issued and Sold Within One Year**

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer**: Senior Care Communities Trust, Inc., a Maryland corporation.

(2) **Title and Amount of Securities Issued:**

500,000 shares of Common Stock were issued to EPIC Corporation, a Colorado corporation, in exchange for the payment of $10,000 in cash, $.01 per share, on July 6, 2009. The price of the shares was arbitrarily determined by our directors. EPIC Corporation is the parent company of the company.

(3) **Aggregate offering price and basis of Computation:**

a. 500,000 shares of common stock were issued to EPIC Corporation, for cash in the total amount of $10,000 or $0.01 per share. The price of the shares was determined arbitrarily and by negotiation.

(4) **The names and identities of the persons to whom the securities were issued are:**

a. EPIC Corporation, a Colorado corporation, was issued 500,000 shares of Common Stock,

(b) Sales of unregistered securities.

Not Applicable.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) The Common Stock was issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are "restricted" pursuant to Rule 144.

**ITEM 6.** **Other Present or Proposed Offerings**

None

**ITEM 7.** **Marketing Arrangements**

None

**ITEM 8.** **Relationship with Issuer of Experts Name in Offering Statements.**

Not Applicable.

**ITEM 9.** **Use of a Solicitation of Interest Document**

Not applicable.

**SENIOR CARE COMMUNITIES TRUST, INC**

**CROSS REFERENCE SHEET**

| **Item in Form 1-A** | | **Location in Prospectus** |
|---|---|---|
| 1. | Cover Page of Offering Circular | Cover Page of Offering Circular |
| 2. | Distribution Spread | Front Cover Page |
| 3. | Summary Information and Risk Factors and Dilution | Summary; Risk Factors; Dilution |
| 4. | Plan of Distribution | Plan of Distribution |
| 5. | Use of Proceeds | Use of Proceeds |
| 6. | Determination of Offering Price | Risk Factors; Offering Price |
| 7. | Description of Business | Business |
| 8. | Description of property | Business - Facilities |
| 9. | Directors, Executive Officers and Significant Employees | Management |
| 10. | Remuneration of Directors and Officers | Management - Compensation. |
| 11. | Security Ownership of Certain Beneficial owners and Beneficial Ownership | Management |
| 12. | Interest of Management and Others in Certain Management Transactions | Management - Transactions with |
| 13. | Securities Being Offered | Description of Capital Stock |

**PART II**

Preliminary Offering Circular dated September _, 2009

## SENIOR CARE COMMUNITIES TRUST, INC.

**$ 250,000**

**10,000 INVESTMENT UNITS**
**100 Units Minimum Purchase**

Senior Care Communities Trust, **Inc.,** a Maryland corporation (the "Company"), is a development stage company. Its temporary principal address is 79860 Tangelo, La Quinta, California, 92253, phone number (760) 771-0036.

Our officers and directors are offering 10,000 Investment Units at $25 per Unit (minimum purchase of 100 Units). Each Unit consists of 100 shares of the Common Stock, 100 Class A Warrants, 100 Class B Warrants, and 200 Class C Warrants. Each warrant of each class of warrants is to purchase 1 share. The exercise price for the Class A through C Warrants, are $0.900, $1.10, and $1.20 per share, respectively; and they expire 60 months after the effective date of this offering. The Units are offered for cash and/or non-cash consideration, including but not limited to cancellation of indebtedness and/or other assets of ascertainable value, e.g., real property, real estate assets, interests in real estate, etc. The officers, directors and affiliates of the Company may purchase all or part of the Units. No minimum amount of Units is required to be sold, and the offering will end on or before December 31, 2009.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED THEREUNDER ARE EXEMPT FROM REGISTRATION.

| | Units/ Shares | Price to Public[1] | Commissions[2] | Company Proceeds[3] |
|---|---|---|---|---|
| Per Unit[4] | 1 | $25 | $2.50 | $22.50 |
| Maximum | 10,000 | $250,000 | $25,000 | $225,000 |

1 The units are offered to the public for cash and/or non-cash consideration, which includes but is not limited to cancellation of indebtedness and/or other assets of ascertainable value, e.g., real property, real estate assets, interests in real estate, etc. The aggregate offering price of non-cash consideration will be established by *bona* fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard and they must be reasonable at the time made. The securities may be sold to officers, directors and/or affiliates of the company.

2 The offering is being made by our Officers & Directors for which they will receive no remuneration. A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

3 Before deducting the Company's registration and distribution expenses estimated at $50,000.

4 The offering of common stock underlying the warrants is a continuous offering during which the issuer is required to keep the offering statement and circular current, including updated financial statements.

Prospective investors should carefully consider that:

Prior to this offering, no public market has been established for the Company's shares. There can be no assurance that an established and liquid market for the shares will develop or that quotations will be available from any public market, and it is unknown if any will exist in the near future.

THIS OFFERING INVOLVES CERTAIN RISK FACTORS, PROSPECTIVE INVESTORS SHOULD NOTE AMONG OTHER RISKS: (1) The Company is newly organized and has not yet acquired any property. (See"Risk Factors.") (2) The development of property subjects the Company to risks beyond its control. (See"Risk Factors.") (3) The Company may not qualify as a real estate investment trust. (See "Tax Considerations.") (4) There is no public market for the Company's shares. (See "Securities of the Company.") (5) The Company is subject to competition. (See"Risk Factors.") (6) There are certain risks with real estate ownership. (See "Risk Factors.") (7) Energy shortages and energy allocations may have a negative effect on real estate prices. (See "Risk Factors.") (8) Real estate is subject to uninsured losses. (See "Risk Factors.") (9) The Company has use of Limited Proceeds. (See "Investment Objectives and Criteria.") (10) the Company has limited ability to diversify. (See "Investment Objectives and Criteria.") (11) The directors and officers will be subject to conflicts of interest. (See “Risk Factors.”) (12) Lack of independent investment decisions. (See “The Company.”) (13) The offering price is arbitrarily fixed. (See "Determination of Offering Price and Dilution.") (14) There is no assurance cash will be available for dividends. (See “Investment Objectives and Criteria.”) (15) The Company does not have the benefit of due diligence in a self underwriting. (See "Risk Factors.")

The Company will provide, without charge, to any person upon his written request, a copy of any document which is referred to herein and not included as an exhibit to this Offering Circular, if such written request is made to the Company at 79860 Tangelo, La Quinta, California 92253, telephone (760) 771-0036.

## SUMMARY

*The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Offering Circular.*

**Company**

We are a development stage company whose purpose is to finance and acquire real property, real estate assets, and interests in real estate as defined under Section 856 (c)(5)(B)[1] and 856(c)(5)(C)[2]. In particular, the we proposes to finance and acquire healthcare facilities as defined in Section 856(e)(6)(D)(ii)[3] ("Healthcare Facilities").

**Report To Investors**

The Company will furnish annual reports to its shareholders which include audited or un-audited financial statements. The Company will prepare un-audited quarterly financial statements and periodic progress reports to shareholders upon request. The Company is not a reporting company under the Exchange Act of 1934, as amended. The Company's Common Stock is not currently listed on any quotation service.

**The Offering**

| | |
|---|---|
| **Terms** | This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by our officers, directors for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. All or part of the Units may be sold to officers, directors and/or affiliates of the company. |
| **Time Period** | The Units are being offered until sold or December 31, 2009, the first to occur. |
| **Price** | 25 dollars ($25.00) per unit, a minimum number of 100 Units offered, for a total of 10,000 Units aggregating $250,000, payable in cash or non-cash consideration. There is no minimum amount of Units required to be sold. |
| **Non-cash Consideration** | The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. It includes but is not limited to the cancellation of indebtedness for debts validly incurred for money loaned, advanced, or incurred on behalf of the Company. The board of directors, besides cancellation of indebtedness, will consider and evaluate real property, real estate assets, and real property interests, but is not limited thereto. At the current time no non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the members of the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as |

---

1 §856(c)(5)(B) The term "real estate assets" means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other real estate investment trusts which meet the requirements of this part. Such . . .

2 §856(c)(5)(C) The term "interest in real property" includes fee ownership and co-ownership of land or improvements thereon, leaseholds of land or improvements thereon, options to acquire land or improvements thereon, and options to acquire leaseholds of land or improvements thereon, but does not include mineral, oil, or gas royalty interests.

3 §856(e)(6)(D)(ii) The term "health care facility" means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients.

directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value as determined by an accepted standard and be reasonable at the time made.

| | |
|---|---|
| **Units** | Each Unit consists of 100 shares of Common Stock together with 100 Class A Warrants, 1000 Class B Warrants, and 200 Class C Warrants. The exercise price for the Warrants is \$0.90, \$1.10, and \$2.00, respectively (cash or non-cash consideration), unless reduced by the Company. The expiration dates are 60 months from the effective date of this offering (the "Expiration Dates"), unless an Expiration Dates is extended by the Board of Directors. See "OFFERING AND DISTRIBUTION" |
| **Common Stock - Before Offering** | 500,000 shares. |
| **Common Stock - After Offering** | 1,500,000 shares, excluding warrants. |
| **Estimated Value of Offering** | \$250,000 upon the sale of 100% of the Units (before the exercise of the Class A through Class C Warrants. With the exercise of the Class A through C warrants the aggregate value offering will be \$4,650,000. |
| **Use of Proceeds** | Extinguish indebtedness incurred, including but not limited to the registration and distribution expenses estimated at \$50,000, and \$50,000 for working capital to pay operational expenses. SEE "USE OF PROCEEDS" |
| **Dividends** | We do not currently anticipate paying cash or stock dividends. |
| **Risk Factors** | Our securities involve a high degree of risk, and substantial and immediate dilution. See "RISKS FACTORS" |
| **Stock Pricing** | The offering price of the Units has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated) of the Company. |
| **Market for Common Stock** | There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained. |
| **Certain Relationships** | Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers and directors of the Company are also officers, directors, and majority shareholders of R Tucker & Associates, Inc., a major shareholder of Epic Corporation, the parent of the Company. |

## RISK FACTORS

*In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.*

**No Operating History**

Our business has no operating history. We will be dependent upon the experience and expertise of its directors, officers and advisors to administer its day-to-day operations. We believe that its Board of Directors and advisors possess the expertise necessary to engage in its business segment. See MANAGEMENT AND MANAGEMENT OF PROPERTIES.

**Capital Requirement**

In order to commence operations, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital. If sufficient capital is not raised, we will use what ever capital it has to administer the company and seek to acquire real property and real estate assets on a non-cash basis. There is no assurance the Company will have sufficient capital to support real property or real estate assets acquired on a non-cash basis.

**Purchase Unspecified Properties**

We do not own any existing health care facilities. To the extent that unspecified properties are purchased by the Company, purchasers of Shares will have no specific information with respect to, and might not be able to make their own determination as to, the value of such properties and the likelihood of successful development and operation of such properties. Because properties for acquisition are unspecified, there might be a substantial period of time before the offering proceeds are fully invested. This Offering Circular will be appropriately supplemented if the Board believes that there is a reasonable probability that a property will be acquired by the Company, before the offering is closed or terminates, which ever is first to occur.

**Development of Property.**

If we acquire property for the development of income producing healthcare facilities, factors beyond the control of the Company might result in unanticipated delays in, increases in the cost of, or restrictions on the development and construction of the facilities. These factors could include, among others, strikes, adverse weather or geologic conditions, material shortages, increases in the cost of labor and materials, and failure of or delays in efforts to obtain needed governmental approvals. The foregoing risks would be accentuated if the company were to be developing more than one project at a time. Most of these risks might also affect the completion of partially constructed projects. To the extent the Company commences new operations, it will be subject to the risks of any starting enterprise. (See "Objectives and Criteria")

**Real Estate Investment Trust.**

We intend, at a future date, at leased two years or more from now, to make an election under Section 856 of the Internal Revenue Code to be a "Real Estate Investment Trust" (a "REIT"), but there is no assurance that we will ever be able to meet the requirements to become a RIET. Until we do qualify we will be a real estate financial services company specializing in the healthcare industry.

**Conflicts of Interest**

We are, at this time, subject to possible conflicts of interest arising from the business interests of certain members of the board which are similar in nature to the interests of the Company, and with their relationship with organizations which may be affiliates. The Company has no agreements with any affiliate to engage in any business or to render services of any kind to any other person.

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

**Lack of Public Market**

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, Class A, B or C Warrants of the Company. As a result, purchasers of Units may not be able to liquidate their investments in the event of an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment. Stock issued to and owned by officers, directors and affiliates are and will be restricted. State law may also restrict transferability.

**Competition**

We will compete with other larger companies with greater financial resources than the Company, some of whom may have more experience than the Company's board of directors.

Risks of Real Property Ownership

We will enjoy the prospect of gain generally associated with ownership of real estate, but we will be subject to risks which are also associated with the ownership of real estate, including, but not limited to, lack of demand for similar or competing properties in an area, changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive, and changes in tax, real estate, and zoning laws. Periods of high interest rates and tight money supply may make the sale of properties more difficult.

**Energy Shortages and Allocations**

We may purchase properties that may be affected by shortages and increased costs of energy. Transportation difficulties may affect the accessibility and desirability of the properties , together with increasing costs and possibility of unavailability of fuel for heating and other purposes may adversely affect our revenues and expenses.

**Uninsured Losses**

We intend to carry comprehensive insurance on our properties, including fire, liability and extended coverage, there are risks which are uninsurable or not insurable on terms which we believe to be economical. Such risks include, but are not necessarily limited to, earthquakes, floods and wars.

**Limited Proceeds**

We will receive a very small amount from the proceeds of the offering, and more likely than not we will need extensive financing. Leverage involves risks which include, but are not limited to, the risk that (i) the property may not produce income sufficient to service the debt, and (ii) there is no assurance that funds cold be borrowed on favorable terms. Our ability to pay mortgage payments, real estate taxes and maintenance costs will depend on rental income earned from the properties, which income is dependent upon the properties' occupancy rate and rental schedules, factors largely beyond our control.

**Lack of Diversification**

To the extent possible, we intend to protect our capital through diversification type, size and geographical location of the healthcare facilities. There is no assurance that the Company will ever raise sufficient capital to diversify sufficiently or even if the amount of capital is sufficient, that we will be able to diversify effectively.

**Lack of health care facilities and Capital**

We do not have and may not have the capital to or otherwise be able to acquire any health care facilities.

**Arbitrary Determination of Offering Price**

The offering price of the Units has been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, the prospects of the industry in which the Company is engaged, and revenues and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all. See "PLAN OF DISTRIBUTION - Stock Pricing and Number of Shares to be Issued".

**Dilution**

Investors in this Offering will experience immediate and substantial dilution in that the net tangible book value per share of the Common Stock after the offering will be substantially less than the offering price per share. See "DILUTION".

**Lack of Cash Dividends**

We have not paid any dividends on its Common Stock since our inception and do not intend to pay any cash dividends in the foreseeable future. We may in the future enter into financing arrangements that limit or prohibit the declaration or payment of any dividends. See "DIVIDEND POLICY".

**Control by existing stockholders**

Our parent company, Epic Corporation, will own a large number of our outstanding shares of Common Stock after this Offering. Accordingly, EPIC may be able to elect a majority of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. See "BENEFICIAL OWNERSHIP".

**Need for Additional Financing**

The proceeds of this offering are sufficient to satisfy our capital requirements for the next 12 months, but, there can be no assurance that opportunities, or changes in our operations will not result in the expenditure of such resources before such time. Thereafter, we expect that it will require additional capital. There can be no assurance that additional capital will be available on terms favorable to us, if at all. To the extent that additional capital is raised through the sale of additional equity, the issuance of such securities could result in diluting our shareholders. Moreover, our cash requirements may vary materially from those planned because of factors affecting our business and market conditions for trading in equity securities. Insufficient capital may cause us to delay or scale back our acquisition program and may have other material and adverse effects on our business, financial condition and operating results. See "USE OF PROCEEDS" and "BUSINESS".

**No Escrow for Funds**

There will be no escrow of subscription funds received from the offering. The offering will close December 31, 2009, but may be closed earlier than that date, in the exercise of our discretion.

**Direct Participation Offering**

This Offering is being made on a "direct participation" basis by our officers and directors and it may use selected broker-dealers to sell the Units offered herein. See "PLAN OF DISTRIBUTION". We will not have the benefit of a due diligence examination by an independent underwriter to determine whether the disclosures made in this offering circular are complete and accurate, and that because of the relative inexperience of those participating in the selling effort, we may have difficulty selling the securities. Furthermore, we have reserved the right to close the offering prior to the sale of the 10,000 Units. There can be no assurance that all the Units will be sold. If the Offering is closed at less then all Units, there will be substantially less additional working capital available to us. See "USE OF PROCEEDS".

**Lack of Revenues**

We have had no revenues and there is no assurance that we will be able to earn revenues or sufficient revenues to sustain the Company's operations in the future.

**Non Cash Consideration**

We intend to sell Units of this offering for non-cash consideration, and there is no assurance that we will sell sufficient Units for cash to provided sufficient funds to enable us to adequately organize our business.

**Possible Effect of "Penny Stock" Rules on Liquidity**

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the Nasdaq Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the Nasdaq Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

**Directors Able to Issue Blank Check Preferred Stock**

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. At the current time the Company and its board of directors have no plans or intentions of issuing any preferred stock.

**Change in Market Conditions, Securities Regulation, Government Licensing Requirements**

The stock market conditions may change and the Securities Exchange Commission and the Federal and State Regulators may change the regulations in a manner that prohibits the growth of the Company.

## INVESTMENT CONSIDERATIONS

This Offering Circular contains certain Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933. When used herein, the words *"anticipate," "feel," "believe," "estimate," "expect," "Plan,"* and *"intend"* and similar expressions, reflect the current view of Management concerning future events and are subject to substantial risks and uncertainties.

## HISTORY AND BUSINESS

We were incorporated in the State of Maryland on June 22, 2009 and are a wholly owned subsidiary of Epic Corporation (OTC: EPOR) ("Epic") who is a record and beneficial owner of 500,000 shares of our common stock representing 100% of the issued and outstanding securities. Prior to June 2009, the Company had conducted no operations.

The temporary executive offices are at 79860 Tangelo, La Quinta, CA 92253, telephone ((760) 771-0036.

## Management's Discussion of Business

The Company's business plan is to finance and acquire Healthcare Facilities.

**Primary Objective**

Our objective is to finance Healthcare Facilities or acquire them with cash or the Company's securities; and, at a future date, to qualify as a real estate investment trust under Section 856 of the Internal Revenue Code. There is no assurance that the company will be able to so qualify. We believe, under our 12 month plan; the net proceeds from the offering are sufficient to create a foundation for the company's future growth. The 12 month plan includes identifying and locating potential acquisitions of healthcare facilities and commence negotiations for their acquisition.

**Underwriting Standards**

The financing and acquisition of any Healthcare Facilities must meet the requirements and standards approved by the Company's Board of Directors. When possible, the consideration for acquiring Healthcare Facilities will be securities of the Company in a private transaction under Section 4(2) of the Securities Act of 1933, as amended (the "Act").

Except as otherwise restricted, the investment policy of the Company is controlled by its Board of Directors, which has the power to modify or alter such policy without the consent of shareholders. Although the Company has no present intention of modifying the investment policies described herein, the Board of Directors may in the future conclude that it may be advantageous and desirable to do so.

**Regulation**

***Health Law Matters — Generally***

We plan to finance and/or acquire assisted living, skilled nursing, independent living/continuing care retirement centers, and specialty care facilities. Typically, operators of assisted living and independent living facilities do not receive significant funding from governmental programs and are regulated by the states, not the federal government. Operators of skilled nursing and specialty care facilities do receive significant funding from governmental programs and are subject to federal and state laws that regulate the type and quality of the medical and/or nursing care provided, ancillary services (e.g., respiratory, occupational, physical and infusion therapies), qualifications of the administrative personnel and nursing staff, the adequacy of the physical plant and equipment, distribution of pharmaceuticals, reimbursement and rate setting and operating policies. In addition, property operators are subject to extensive laws and regulations pertaining to health care fraud and abuse, including kickbacks, physician self-referrals and false claims.

Hospitals, physician group practice clinics, and other health care facilities operators are subject to extensive federal, state and local licensure, certification, and inspection laws and regulations. Our future tenants', if any, failure to comply with any of these laws could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification or exclusion from federal and state health care programs, loss of license or closure of the facility.

***Licensing and Certification***

The primary regulations that affect assisted living facilities are the states' licensing laws. In granting and renewing these licenses, the regulatory authorities consider numerous factors relating to a property's physical plant and operations including, but not limited to, admission and discharge standards and staffing and training. A decision to grant or renew a license is also affected by a property's record with respect to patient and consumer rights and medication guidelines and rules. Certain senior housing facilities may require the resident to pay an entrance or upfront fee, a portion of which may be refundable. These entrance fee communities are subject to significant state regulatory oversight, including, for example, oversight of each facility's financial condition, establishment and monitoring of reserve requirements and other financial restrictions, the right of residents to cancel their contracts within a specified period of time, lien rights in favor of residents, restrictions on change of ownership and similar matters. Such oversight and the rights of residents within these entrance fee communities may have an effect on the revenue or operations of the operators of such facilities and therefore may adversely affect the owners of the facilities.

Skilled nursing facilities are subject to a variety of licensure and certificate of need ("CON") laws and regulations. CON laws in those states that have them generally require a facility to demonstrate the need for constructing a new facility, expanding an existing facility, changing the ownership or control of an existing licensed facility, or terminating services that have been approved through the CON process. CONs, where applicable, generally are required before a covered facility can construct a new facility, add beds or expand services, invest in major capital equipment or add new services, or terminate services for which the facility has previously been awarded a CON and a license. The CON laws and regulations may restrict the ability of operators to add new properties or expand an existing facility's size or services. In addition, CON laws may constrain the ability of an operator to transfer responsibility for operating a particular facility to a new operator. The replacement, by the owner of a facility, of a barred property operator may be affected by CON rules and policies governing changes in control.

Generally skilled nursing and specialty care facilities are required to be licensed and certified for participation in the Medicare and Medicaid programs. This generally requires license renewals and compliance surveys on an annual or bi-annual basis. The failure of the operators to maintain or renew any required license or regulatory approval or the failure to correct serious survey deficiencies identified in compliance surveys could prevent them from continuing operations at a property. In addition, if a property is found out of compliance with the conditions of participation in Medicare, Medicaid or other health care programs, the property may be barred from participation in government reimbursement programs. Any of these occurrences may impair the ability of operators to meet their obligations. The ability to replace an operator may be affected by federal and state rules and policies governing changes in control. This may result in payment delays, an inability to find a replacement operator, a significant working capital commitment to a new operator or other difficulties.

***Reimbursement***

*Assisted Living Facilities.* The majority of the revenues received by the operators of assisted living facilities may be from private pay sources. The remaining revenue source is primarily Medicaid under certain waiver programs. As a part of the Omnibus Budget Reconciliation Act ("OBRA") of 1981, Congress established a waiver program enabling some states to offer Medicaid reimbursement to assisted living facilities as an alternative to institutional long-term care services. The provisions of OBRA and the subsequent OBRA Acts of 1987 and 1990 permit states to seek a waiver from typical Medicaid requirements to develop cost-effective alternatives to long-term care, including Medicaid payments for assisted living and home health. There can be no guarantee that a state Medicaid program operating pursuant to a waiver will be able to maintain its waiver status.

Rates paid by self-pay residents are set by the facilities and are largely determined by local market conditions and operating costs. Generally, facilities receive a higher payment per day for a private pay resident than for a Medicaid beneficiary who requires a comparable level of care. The level of Medicaid reimbursement varies from state to state. Thus, the revenues generated by operators of assisted living facilities may be adversely affected by payor mix, acuity level and changes in Medicaid eligibility and reimbursement levels. In addition, a state could lose its Medicaid waiver and no longer be permitted to utilize Medicaid dollars to reimburse for assisted living services. Changes in revenues could in turn have a material adverse effect on an operator's ability to meet its obligations to the lessor or owner of the Healthcare Facility.

*Skilled Nursing Facilities and Specialty Care Facilities.* Skilled nursing and specialty care facilities typically receive most of their revenues from Medicare and Medicaid, with the balance representing private pay, including private insurance. Consequently, changes in federal or state reimbursement policies may also adversely affect an operator's ability to cover its expenses, including our or debt service. Skilled nursing and specialty care facilities are subject to periodic pre- and post-payment reviews and other audits by federal and state authorities. A review or audit of claims of a property operator could result in recoupments, denials or delays of payments in the future, which could have a material adverse effect on the operator's ability to meet its obligations. Due to the significant judgments and estimates inherent in payor settlement accounting, no assurance can be given as to the adequacy of any reserves maintained by property operators for potential adjustments to reimbursements for payor settlements. Due to budgetary constraints, governmental payors may limit or reduce payments to skilled nursing and specialty care facilities. As a result of government reimbursement programs being subject to such budgetary pressures and legislative and administrative actions, an operator's ability to meet its obligations may be significantly impaired.

*Medicare Reimbursement and Skilled Nursing Facilities.* Skilled nursing facilities are reimbursed under the skilled nursing facility prospective payment system. This type of reimbursement program puts facilities at risk to the extent that their costs exceed the fixed payments under the prospective payment system. In addition, there is a risk that payments under the prospective payment system may be set too low, which could result in immediate financial difficulties for skilled nursing facilities and cause operators to seek bankruptcy protection. Skilled nursing facilities have had these types of difficulties since the implementation of the prospective payment system.

Skilled nursing facilities received a 3.4% inflationary market basket increase in Medicare payments for federal fiscal year 2009, which represents $780 million of additional Medicare spending. Section 5008 of the Deficit Reduction Act of 2005 directs the Secretary (as defined in that statute) to conduct a demonstration program beginning January 1, 2008 assessing the costs and outcomes of patients discharged from hospitals in a variety of post-acute care settings, including skilled nursing facilities. The outcome of that demonstration program could lead to changes in Medicare coverage and reimbursement for post-acute care. It is not known how either the demonstration program, or any other changes in Medicare reimbursement or regulatory obligations that might be proposed, might impact tenants of Healthcare Facilities.

The Balanced Budget Act of 1997 mandated caps on Medicare reimbursement for certain therapy services. However, Congress imposed various moratoriums on the implementation of those caps. The moratoriums on the therapy caps for Part B outpatient rehabilitation services expired December 31, 2005. The annual payment cap of $1,810 per patient applies to occupational therapy and a separate $1,810 cap applies to speech and physical therapy.

Congress has permitted patients exceeding the cap to obtain additional Medicare coverage through a waiver program if the therapy is deemed medically necessary. The waiver program was most recently extended under the Medicare Improvements for Patients and Providers Act of 2008 through December 31, 2009. If the waiver is allowed to expire, patients will need to use private funds to pay for the cost of therapy above the caps. The waiver has historically been extended.

*Medicare Reimbursement and Specialty Care Facilities.* Specialty care facilities generally are reimbursed by Medicare under either the diagnosis related group prospective payment system reimbursement methodology for inpatient hospitals, or the long-term acute care hospital prospective payment system for long-term acute care hospitals or the inpatient rehabilitation facility prospective payment system. Acute care hospitals provide a wide range of inpatient and outpatient services including, but not limited to, surgery, rehabilitation, therapy and clinical laboratories. Long-term acute care hospitals provide inpatient services for patients with complex medical conditions that require more intensive care, monitoring or emergency support than that available in most skilled nursing facilities. Inpatient rehabilitation facilities provide intensive rehabilitation services in an inpatient setting for patients requiring at least three hours of rehabilitation services a day.

With respect to Medicare's diagnosis related group/outpatient prospective payment system methodology for regular hospitals, reimbursement for inpatient services is made on the basis of a fixed, prospective rate based on the principal diagnosis of the patient. Hospitals are at risk to the extent that their costs in treating a specific case exceed the fixed payment. The diagnosis related group reimbursement system was changed in 2008, with the expansion of diagnosis groups from 538 to 745 diagnosis related groups to greater reflect severity. It is possible the change in this system will adversely impact reimbursement for some hospitals. In some cases, a hospital might be able to qualify for a payment if the hospital's losses exceed a threshold.

*Medicaid Reimbursement.* Medicaid is a major payor source for residents in skilled nursing and specialty care facilities. The federal government and the states share responsibility for financing Medicaid. The federal matching rate, known as the Federal Medical Assistance Percentage, varies by state based on relative per capita income, but is at least 50% in all states. On average, Medicaid is the largest component of total state spending, representing approximately 21% of total state spending. The percentage of Medicaid dollars used for long-term care varies from state to state due in part to different ratios of elderly population and eligibility requirements. Within certain federal guidelines, states have a wide range of discretion to determine eligibility and reimbursement methodology. Many states reimburse long-term care facilities using fixed daily rates, which are applied prospectively based on patient acuity and the historical costs incurred in providing patient care. Reasonable costs typically include allowances for staffing, administrative and general, and property and equipment (e.g., real estate taxes, depreciation and fair rental).

In most states, Medicaid does not fully reimburse the cost of providing skilled nursing services. Certain states are attempting to slow the rate of growth in Medicaid expenditures by freezing rates or restricting eligibility and benefits. At the beginning of their respective fiscal years, some states have increased their per diem Medicaid rates roughly 1.7% on average for fiscal year 2009 and other states effectively froze rates, which will impact profitability to the extent that expenses continue to rise. The skilled nursing facilities' average Medicaid rate will likely vary throughout the year as states continue to make interim changes to their budgets and Medicaid funding. In addition, Medicaid rates may decline if revenues in a particular state are not sufficient to fund budgeted expenditures.

The Medicare Part D drug benefit became effective January 1, 2006. Nursing home residents dually eligible for Medicare (and enrolled in one of the new Part D plans) and Medicaid may now enroll and receive reimbursement for drugs through Medicare Part D rather than through Medicaid. Part D will result in increased administrative responsibilities for nursing home operators because enrollment in Part D is voluntary and residents have the choice of multiple prescription drug plans. Operators may also experience increased expenses to the extent that patients' specific prescribed drugs may not be on the Part D drug plan formulary for the plan in which specific patients are enrolled.

The reimbursement methodologies applied to health care facilities continue to evolve. Federal and state authorities have considered and may seek to implement new or modified reimbursement methodologies that may be allowed to expire, patients will need to use private funds to pay for the cost of therapy above the caps. The waiver has historically been extended.

*Medicare Reimbursement and Specialty Care Facilities.* Specialty care facilities generally are reimbursed by Medicare under either the diagnosis related group prospective payment system reimbursement methodology for inpatient hospitals, or the long-term acute care hospital prospective payment system for long-term acute care hospitals or the inpatient rehabilitation facility prospective payment system. Acute care hospitals provide a wide range of inpatient and outpatient services including, but not limited to, surgery, rehabilitation, therapy and clinical laboratories. Long-term acute care hospitals provide inpatient services for patients with complex medical conditions that require more intensive care, monitoring or emergency support than that available in most skilled nursing facilities. Inpatient rehabilitation facilities provide intensive rehabilitation services in an inpatient setting for patients requiring at least three hours of rehabilitation services a day.

With respect to Medicare's diagnosis related group/outpatient prospective payment system methodology for regular hospitals, reimbursement for inpatient services is made on the basis of a fixed, prospective rate based on the principal diagnosis of the patient. Hospitals are at risk to the extent that their costs in treating a specific case exceed the fixed payment. The diagnosis related group reimbursement system was changed in 2008, with the expansion of diagnosis groups from 538 to 745 diagnosis related groups to greater reflect severity. It is possible that this change in the system will adversely impact reimbursement for many hospitals. In some cases, a hospital might be able to qualify for an outlier payment if the hospital's losses exceed a threshold.

*Medicaid Reimbursement.* Medicaid is a major payor source for residents in skilled nursing and specialty care facilities.

The federal government and the states share responsibility for financing Medicaid. The federal matching rate, known as the Federal Medical Assistance Percentage, varies by state based on relative per capita income, but is at least 50% in all states. On average, Medicaid is the largest component of total state spending, representing approximately 21% of total state spending. The percentage of Medicaid dollars used for long-term care varies from state to state due in part to different ratios of elderly population and eligibility requirements. Within certain federal guidelines, states have a wide range of discretion to determine eligibility and reimbursement methodology. Many states reimburse long-term care facilities using fixed daily rates, which are applied prospectively based on patient acuity and the historical costs incurred in providing patient care. Reasonable costs typically include allowances for staffing, administrative and general, and property and equipment (e.g., real estate taxes, depreciation and fair rental).

In most states, Medicaid does not fully reimburse the cost of providing skilled nursing services. Certain states are attempting to slow the rate of growth in Medicaid expenditures by freezing rates or restricting eligibility and benefits. At the beginning of their respective fiscal years, states in which we have skilled nursing property investments increased their per diem Medicaid rates roughly 1.7% on average for fiscal year 2009 and seven of our states effectively froze rates, which will impact profitability to the extent that expenses continue to rise. A skilled nursing facilities's average Medicaid rate will likely vary throughout the year as states continue to make interim changes to their budgets and Medicaid funding. In addition, Medicaid rates may decline if revenues in a particular state are not sufficient to fund budgeted expenditures.

The Medicare Part D drug benefit became effective January 1, 2006. Nursing home residents dually eligible for Medicare (and enrolled in one of the new Part D plans) and Medicaid may now enroll and receive reimbursement for drugs through Medicare Part D rather than through Medicaid. Part D will result in increased administrative responsibilities for nursing home operators because enrollment in Part D is voluntary and residents have the choice of multiple prescription drug plans. Operators may also experience increased expenses to the extent that patients' specific prescribed drugs may not be on the Part D drug plan formulary for the plan in which specific patients are enrolled.

The reimbursement methodologies applied to health care facilities continue to evolve. Federal and state authorities have considered and may seek to implement new or modified reimbursement methodologies that may negatively impact health care property operations. The impact of any such change, if implemented, may result in a material adverse effect on skilled nursing and specialty care property operations. No assurance can be given that current revenue sources or levels will be maintained. Accordingly, there can be no assurance that payments under a government reimbursement program are currently, or will be in the future, sufficient to fully reimburse the property operators for their operating and capital expenses. As a result, an operator's ability to meet its obligations could be adversely impacted.

*Recent Developments.* The American Reinvestment and Recovery Act of 2009 was passed February 17, 2009. Between October 1, 2008 and December 31, 2010, the bill will provide nearly $87 billion in additional federal Medicaid funding for states. Each state will receive a 6.2 percentage point increase in their federal medical assistance percentage (FMAP), thus lowering the state's share of the cost through 2010. The remaining 35% of the $87 billion will be allocated to states with higher unemployment rates. In order to receive funding, states must maintain eligibility levels for Medicaid that were previously in place. The passage of this bill and distribution of funds should relieve some of the budgetary pressures that many states currently face. This increased federal funding should help prevent state cuts to provider Medicaid rates.

***Other Related Laws***

Skilled nursing and specialty care facilities (and assisted living facilities that receive Medicaid payments) are subject to federal, state and local laws and regulations that govern the operations and financial and other arrangements that may be entered into by health care providers. Certain of these laws prohibit direct or indirect payments of any kind for the purpose of inducing or encouraging the referral of patients for medical products or services reimbursable by governmental programs. Other laws require providers to furnish only medically necessary services and submit to the government valid and accurate statements for each service. Still other laws require providers to comply with a variety of safety, health and other requirements relating to the condition of the licensed property and the quality of care provided. Sanctions for violations of these laws and regulations may include, but are not limited to, criminal and/or civil penalties and fines and a loss of licensure, immediate termination of governmental payments, and exclusion from eligibility for any governmental reimbursement. In certain circumstances, violation of these rules (such as those prohibiting abusive and fraudulent behavior) with respect to one property may subject other facilities under common control or ownership to sanctions, including exclusion from participation in the Medicare and Medicaid programs. In the ordinary course of its business, a property operator is regularly subjected to inquiries, investigations and audits by federal and state agencies that oversee these laws and regulations.

Each skilled nursing and specialty care property (and any assisted living property that receives Medicaid payments) is subject to the federal anti-kickback statute that generally prohibits persons from offering, providing, soliciting or receiving remuneration to induce either the referral of an individual or the furnishing of a good or service for which payment may be made under a federal health care program such as the Medicare and Medicaid programs. Skilled nursing and specialty care facilities are also subject to the federal Ethics in Patient Referral Act of 1989, commonly referred to as the Stark Law. The Stark Law generally prohibits the submission of claims to Medicare for payment if the claim results from a physician referral for certain designated services and the physician has a financial relationship with the health service provider that does not qualify under one of the exceptions for a financial relationship under the Stark Law. Similar prohibitions on physician self-referrals and submission of claims apply to state Medicaid programs. Further, skilled nursing and specialty care facilities (and assisted living facilities that receive Medicaid payments) are subject to substantial financial penalties under the Civil Monetary Penalties Act and the False Claims Act and, in particular, actions under the False Claims Act's "whistleblower" provisions.

Private enforcement of health care fraud has increased due in large part to amendments to the False Claims Act that encourage private individuals to sue on behalf of the government. These whistleblower suits by private individuals, known as qui tam actions, may be filed by almost anyone, including present and former patients, nurses and other employees. Some cases have been brought under the federal False Claims Act asserting claims for treble damages and up to $11,000 per claim on the basis of the alleged failure of a nursing facility to meet applicable regulations relating to the operation of the nursing facility. Prosecutions, investigations or whistle blower actions could have a material adverse effect on a property operator's liquidity, financial condition and results of operations which could adversely affect the ability of the operator to meet its obligations. Finally, various state false claim and anti-kickback laws also may apply to each property operator. Violation of any of the foregoing statutes can result in criminal and/or civil penalties that could have a material adverse effect on the ability of an operator to meet its obligations.

Other legislative developments over the past several years, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), have greatly expanded the definition of health care fraud and related offenses and broadened its scope to include private health care plans in addition to government payors. Congress also has greatly increased funding for the Department of Justice, Federal Bureau of Investigation and the Office of the Inspector General of the Department of Health and Human Services to audit, investigate and prosecute suspected health care fraud. Moreover, a significant portion of the billions in health care fraud recoveries over the past several years has also been returned to government agencies to further fund their fraud investigation and prosecution efforts.

Additionally, other HIPAA provisions and regulations provide for communication of health information through standard electronic transaction formats and for the privacy and security of health information. In order to comply with the regulations, health care providers must undergo significant operational and technical changes. Operators also face significant financial exposure if they fail to maintain the confidentiality of medical records and personal, identifiable health information about individuals.

In November 2002, the Centers for Medicare & Medicaid Services (CMS), an agency of the U.S. Department of Health and Human Services, began a national Nursing Home Quality Initiative (NHQI). Under this initiative, historical survey information, the NHQI Pilot Evaluation Report and the NHQI Overview is made available to the public on-line. The NHQI website provides consumer and provider information regarding the quality of care in nursing homes. The data allows consumers, providers, states and researchers to compare quality information that shows how well nursing homes are caring for their residents' physical and clinical needs. The posted nursing home quality measures come from resident assessment data that nursing homes routinely collect on the residents at specified intervals during their stay. If the operators of nursing facilities are unable to achieve quality of care ratings that are comparable or superior to those of their competitors, they may lose market share to other facilities, reducing their revenues and adversely impacting their ability to make rental payments.

Finally, government investigation and enforcement of health care laws has increased dramatically over the past several years and is expected to continue. Some of these enforcement actions represent novel legal theories and expansions in the application of false claims laws. The costs for an operator of a health care property associated with both defending such enforcement actions and the undertakings in settlement agreements can be substantial and could have a material adverse effect on the ability of an operator to meet its obligations. Kickback laws also may apply to each property operator. Violation of any of the foregoing statutes can result in criminal and/or civil penalties that could have a material adverse effect on the ability of an operator to meet its obligations.

Other legislative developments over the past several years, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), have greatly expanded the definition of health care fraud and related offenses and broadened its scope to include private health care plans in addition to government payors. Congress also has greatly increased funding for the Department of Justice, Federal Bureau of Investigation and the Office of the Inspector General of the Department of Health and Human Services to audit, investigate and prosecute suspected health care fraud. Moreover, a significant portion of the billions in health care fraud recoveries over the past several years has also been returned to government agencies to further fund their fraud investigation and prosecution efforts.

Additionally, other HIPAA provisions and regulations provide for communication of health information through standard electronic transaction formats and for the privacy and security of health information. In order to comply with the regulations, health care providers must undergo significant operational and technical changes. Operators also face significant financial exposure if they fail to maintain the confidentiality of medical records and personal, identifiable health information about individuals.

In November 2002, the Centers for Medicare & Medicaid Services (CMS), an agency of the U.S. Department of

Health and Human Services, began a national Nursing Home Quality Initiative (NHQI). Under this initiative, historical survey information, the NHQI Pilot Evaluation Report and the NHQI Overview is made available to the public on-line. The NHQI website provides consumer and provider information regarding the quality of care in nursing homes. The data allows consumers, providers, states and researchers to compare quality information that shows how well nursing homes are caring for their residents' physical and clinical needs. The posted nursing home quality measures come from resident assessment data that nursing homes routinely collect on the residents at specified intervals during their stay. If the operators of nursing facilities are unable to achieve quality of care ratings that are comparable or superior to those of their competitors, they may lose market share to other facilities, reducing their revenues and adversely impacting their ability to make rental payments.

Finally, government investigation and enforcement of health care laws has increased dramatically over the past several years and is expected to continue. Some of these enforcement actions represent novel legal theories and expansions in the application of false claims laws. The costs for an operator of a health care property associated with both defending such enforcement actions and the undertakings in settlement agreements can be substantial and could have a material adverse effect on the ability of an operator to meet its obligations to us.

***Environmental Laws***

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect health care facility operations or special medical properties. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner's or secured lender's liability for such costs could exceed the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce revenues.

**Labor Relations**

We have no full time employees and are not subject to any labor contracts.

**Material Shortages**

We do not anticipate that the Company will be subject to any material shortages within the next 12 months.

**Cyclicality**

We do not anticipate the Company's business will be subject to cyclical variations with in the next 12 months.

**Taxation**

***Federal Income Tax Considerations***

The following summary of the taxation of the Company and the material federal tax consequences to the holders of our debt and equity securities, if the Company, at a future time, should become a qualified REIT, is for general information only and is not tax advice. This summary does not address all aspects of taxation that may be relevant to certain types of holders of stock or securities (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker-dealers, persons holding shares of common stock as part of a hedging, integrated conversion, or constructive sale transaction or a straddle, traders in securities that use a mark-to-market method of accounting for their securities, investors in pass-through entities and foreign corporations and persons who are not citizens or residents of the United States). Until the time the Company qualifies and makes an election to be a REIT, we will be subject to federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders.

This summary does not discuss all of the aspects of U.S. federal income taxation that could be relevant to you when the Company elects to become a REIT in light of your particular investment or other circumstances at that time. In addition, this summary does not discuss any state or local income taxation or foreign income taxation or other tax consequences. This summary is based on current U.S. federal income tax law. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of our securities as set forth in this summary.

*General*

If we elected to be taxed as a real estate investment trust commencing with our first taxable year in which we qualify. We intend to continue to operate in such a manner as to qualify as a REIT thereafter, but there is no guarantee that we will qualify or remain qualified as a REIT for subsequent years. Qualification and taxation as a REIT will depend upon our ability to meet a variety of qualification tests imposed under federal income tax law with respect to income, assets, distribution level and diversity of share ownership as discussed below under "Qualification as a REIT." There can be no assurance that we will be owned and organized and will operate in a manner to qualify or remain qualified.

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to stockholders. We may, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed. If we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of our undistributed long-term capital gain in income, but they will receive a refundable credit for their share of any taxes paid by us on such gain.

Despite making a REIT election, we may be subject to federal income and excise tax as follows:

• To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates:

• We may be subject to the "alternative minimum tax" (the "AMT") on certain tax preference items to the extent that the AMT exceeds our regular tax;

• If we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, such income will be taxed at the highest corporate rate;

• Any net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property due to an involuntary conversion) will be subject to a 100% tax;

• If we fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of (i) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% gross income test (discussed below) or (ii) 95% of our gross income (90% of our gross income for taxable years beginning on or before October 22, 2004) over the amount of qualifying gross income for purposes of the 95% gross income test (discussed below) multiplied by (2) a fraction intended to reflect our profitability;

• If we fail to distribute during each year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for such year (other than capital gain that we elect to retain and pay tax on) and (3) any undistributed taxable income from preceding periods, we will be subject to a 4% excise tax on the excess of such required distribution over amounts actually distributed; and

• We will be subject to a 100% tax on the amount of any rents from real property, deductions or excess interest paid to us by any of our "taxable REIT subsidiaries" that would be reduced through reallocation under certain federal income tax principles in order to more clearly reflect income of the taxable REIT subsidiary. See "Qualification as a REIT — Investments in Taxable REIT Subsidiaries."

If we acquire any assets from a corporation, which is or has been a "C" corporation, in a carryover basis transaction, we could be liable for specified liabilities that are inherited from the "C" corporation. A "C" corporation is generally defined as a corporation that is required to pay full corporate level federal income tax. If we recognize gain on the disposition of the assets during the ten-year period beginning on the date on which the assets were acquired by us, then, to the extent of the assets' "built-in gain" (i.e., the excess of the fair market value of the asset over the adjusted tax basis in the asset, in each case determined as of the beginning of the ten-year period), we will be subject to tax on the gain at the highest regular corporate rate applicable. The results described in this paragraph with respect to the recognition of built-in gain assume that the built-in gain assets, at the time the built-in gain assets were subject to a conversion transaction (either where a "C" corporation elected REIT status or a REIT acquired the assets from a "C" corporation), were not treated as sold to an unrelated party and gain recognized.

*Qualification as a REIT*

A REIT is defined as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the federal income tax law relating to REITs;

(4) which is neither a financial institution nor an insurance company;

(5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year;

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding its first taxable year, directly or indirectly, by or for five or fewer individuals (which includes certain entities) (the "Five or Fewer Requirement"); and

(7) which meets certain income and asset tests described below.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

Our Articles of Incorporation and By-Laws, provided we become a qualified REIT, provides for restrictions regarding ownership and the transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

We will, if and when qualified, comply with the regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If, despite sending the annual letters, we do not know, or after exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirements, we would be treated as having met the Five or Fewer Requirement. However, if we fail to comply with these regulatory rules, we would be subject to a monetary penalty. If our failure to comply would be due to intentional disregard of the requirement, the penalty would be increased. However, if our failure to comply were due to reasonable cause and not willful neglect, no penalty would be imposed.

We could own a number of properties through wholly owned subsidiaries. A corporation will qualify as a "qualified REIT subsidiary" if 100% of its stock is owned by a REIT, and the REIT does not elect to treat the subsidiary as a taxable REIT subsidiary. A "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deductions and credits of a "qualified REIT subsidiary" will be treated as assets, liabilities and items (as the case may be) of the REIT. A "qualified REIT subsidiary" is not subject to federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of our total assets, as described below under "Asset Tests."

If we invest in a partnership, a limited liability company or a trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership's, limited liability company's or trust's assets. Likewise, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. These "look-through" rules apply for purposes of the income tests and assets tests described below.

*Income Tests.* There are two separate percentage tests relating to sources of gross income that we mould have to satisfy for each taxable year.

- At least 75% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from "rents from real property," other income from investments relating to real property or mortgages on real property or certain income from qualified temporary investments.

- At least 95% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% gross income test and from dividends (including dividends from taxable REIT subsidiaries) and interest.

Generally, any foreign currency gain derived by us from dealing, or engaging in substantial and regular trading, in securities will constitute gross income which does not qualify under the 95% or 75% gross income tests.

Rents received will qualify as "rents from real property" for purposes of satisfying the gross income tests or a REIT only if several conditions are met:

- The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.

- Rents received from a tenant will not qualify as rents from real property if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of the tenant, unless the tenant is our taxable REIT subsidiary and certain other requirements are met with respect to the real property being rented.

- If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

- For rents to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an "independent contractor" from whom we derive no income, except that we may directly provide services that are "usually or customarily rendered" in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."

- For taxable years beginning after July 30, 2008, a REIT may lease qualified health care property (as defined in Internal Revenue Code section 856(e)(6)(D)) on an arm's-length basis to a taxable REIT subsidiary if the property is operated on behalf of such subsidiary by a person who is an eligible independent contractor (as defined in Internal Revenue Code section 856(d)(9)(A)). Generally, the rent that the REIT receives from the taxable REIT subsidiary will be treated as "rents from real property."

For taxable years beginning after August 5, 1997, a REIT has been permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

The term "interest" generally does not include any amount if the determination of the amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage of receipts or sales.

If we should fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we could nevertheless qualify as a REIT for such year if we were eligible for relief. For taxable years beginning after October 22, 2004, these relief provisions generally will be available if (1) following our identification of the failure, we file a schedule for such taxable year describing each item of our gross income, and (2) the failure to meet such tests was due to reasonable cause and not due to willful neglect.

*Asset Tests.* Within 30 days after the close of each quarter of our taxable year, we would be required to satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operation), government securities and qualified temporary investments. Although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote (the "10% vote test") or value (the "10% value test") of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Further, no more than 20% (25% for taxable years after 2008) of the total assets may be represented by securities of one or more taxable REIT subsidiaries (the "20% asset test") (the "25% asset test" for taxable years after 2008) and no more than 5% of the value of our total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary (the "5% asset test"), another REIT or a taxable REIT subsidiary. Each of the 10% vote test, the 10% value test and the 20% (25% for taxable years after 2008) and 5% asset tests must be satisfied at the end of each quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

For taxable years beginning after December 31, 2000, certain items are excluded from the 10% value test, including: (1) straight debt securities of an issuer (including straight debt that provides certain contingent payments); (2) any loan to an individual or an estate; (3) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a "related person"; (4) any obligation to pay rents from real property; (5) certain securities issued by a state or any subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (6) any security issued by a REIT; and (7) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of security ("excluded securities"). Special rules apply to straight debt securities issued by corporations and entities taxable as partnerships for federal income tax purposes. If a REIT, or its taxable REIT subsidiary, holds (1) straight debt securities of a corporate or partnership issuer and (2) securities of such issuer that are not excluded securities and have an aggregate value greater than 1% of such issuer's outstanding securities, the straight debt securities will be included in the 10% value test.

For taxable years beginning after December 31, 2000, a REIT's interest as a partner in a partnership is not treated as a security for purposes of applying the 10% value test to securities issued by the partnership. Further, any debt instrument issued by a partnership will not be a security for purposes of applying the 10% value test (1) to the extent of the REIT's interest as a partner in the partnership and (2) if at least 75% of the partnership's gross income (excluding gross income from prohibited transactions) would qualify for the 75% gross income test. For taxable years beginning after October 22, 2004, for purposes of the 10% value test, a REIT's interest in a partnership's assets is determined by the REIT's proportionate interest in any securities issued by the partnership (other than the excluded securities described in the preceding paragraph).

With respect to corrections of failures for violations of the 10% vote test, the 10% value test or the 5% asset test, a

REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation that does not exceed the lesser of 1% of the REIT's assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations of any of the REIT asset tests due to reasonable cause and not willful neglect that exceed the thresholds described in the preceding sentence, a REIT can avoid disqualification as a REIT after the close of a taxable quarter by taking certain steps, including disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets and filing a schedule with the Internal Revenue Service that describes the non-qualifying assets.

*Investments in Taxable REIT Subsidiaries.* For taxable years beginning after December 31, 2000, REITs may own more than 10% of the voting power and value of securities in taxable REIT subsidiaries. We and any taxable corporate entity in which we would own an interest would be allowed to jointly elect to treat such entity as a "taxable REIT subsidiary."

Taxable REIT subsidiaries are subject to full corporate level federal taxation on their earnings but are permitted to engage in certain types of activities that cannot be performed directly by REITs without jeopardizing their REIT status. Any taxable REIT subsidiary would attempt to minimize the amount of these taxes, but there can be no assurance whether or not the measures taken would be successful. To the extent any taxable REIT subsidiary is required to pay federal, state or local taxes, the cash available for distribution as dividends to the Company will be reduced.

The amount of interest on related-party debt that a taxable REIT subsidiary may deduct is limited. Further, a 100% tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is not commercially reasonable. A taxable REIT subsidiary is permitted to deduct interest payments to unrelated parties without any of these restrictions.

The Internal Revenue Service may reallocate costs between a REIT and its taxable REIT subsidiary where there is a lack of arm's-length dealing between the parties. Any deductible expenses allocated away from a taxable REIT subsidiary would increase its tax liability. Further, any amount which a REIT understates its deductions and overstates those of its taxable REIT subsidiary will, subject to certain exceptions, be subject to a 100% tax.

*Annual Distribution Requirements.* In order to avoid being taxed as a regular corporation, we would be required to make distributions (other than capital gain distributions) to our stockholders which qualify for the dividends paid deduction in an amount at least equal to (1) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the after-tax net income, if any, from foreclosure property, minus (2) a portion of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular distribution payment after such declaration. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Finally, as discussed above, we may be subject to an excise tax if we fail to meet certain other distribution requirements. We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

It is possible that, from time to time, we world not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (1) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of income and deduction of expenses in arriving at our taxable income, or (2) the payment of severance benefits that may not be deductible to us. In the event that timing differences occur, we could find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

Under certain circumstances, in the event of a deficiency determined by the Internal Revenue Service, we could be able to rectify a resulting failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we could be able to avoid being taxed on amounts distributed as deficiency dividends; however, we would be required to pay applicable penalties and interest based upon the amount of any deduction taken for deficiency dividend distributions.

The Internal Revenue Service recently issued Revenue Procedure 2008-68, which provides temporary relief to publicly traded REITs seeking to preserve liquidity by electing cash/stock dividends. Under Revenue Procedure 2008-68, a REIT may treat the entire dividend, including the stock portion, as a taxable dividend distribution, thereby qualifying for the dividends-paid deduction, provided certain requirements are satisfied. The cash portion of the dividend may be as low as 10%. The Revenue Procedure applies to dividends declared on or after January 1, 2008, and with respect to a taxable year ending on or before December 31, 2009.

*Failure to Qualify as a REIT*

If we were to fail to qualify for taxation as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we failed to qualify would not be deductible nor would any particular amount of distributions be required to be made in any year. All distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to these distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate stockholders. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

In addition to the relief described above under "Income Tests" and "Asset Tests," relief can also be available in the event that we would violate a provision of the Internal Revenue Code that resulted in our failure to qualify as a REIT if: (1) the violation is due to reasonable cause and not due to willful neglect; (2) we pay a penalty of $50,000 for each failure to satisfy the provision; and (3) the violation does not include a violation described under "Income Tests" or "Asset Tests" above. It is not now possible to determine the circumstances under which we would be entitled to the benefit of these relief provisions.

*Federal Income Taxation of Holders of Our Stock*

*Treatment of Taxable U.S. Stockholders.* The following summary applies to you only if you are a "U.S. stockholder." A "U.S. stockholder" is a holder of shares of stock who, for United States federal income tax purposes, is:

- a citizen or resident of the United States; for that year and if paid on or before the first regular distribution payment after such declaration.

- a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

- an estate, the income of which is subject to United States federal income taxation regardless of its source; or

- a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

So long as we would qualify for taxation as a REIT, distributions on shares of our stock made out of the current or accumulated earnings and profits allocable to these distributions (and not designated as capital gain dividends) will be includable as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for U.S. corporate stockholders.

Generally, for taxable years ending after May 6, 2003 through December 31, 2010, the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax is 15%. Except in limited circumstances, this tax rate would not apply to dividends paid by a REIT, because generally a REIT is not subject to federal income tax on the portion of a REIT taxable income or capital gains distributed to its stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received that are attributable to: (1) dividends received by a REIT from non-REIT corporations or other taxable REIT subsidiaries; (2) income from the prior year with respect to which a REIT was not required to pay federal corporate income tax during the prior year (if, for example, the REIT did not distribute 100% of our REIT taxable income for the prior year); or (3) the amount of any earnings and profits that were distributed and accumulated in a non-REIT year. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year), without regard to the period for which stock in the REIT is held. However, if a shareholder is a corporation, it may be required to treat a portion of some capital gain dividends as ordinary income.

If we were to elect to retain and pay income tax on any net long-term capital gain, you would include in income, as long-term capital gain, your proportionate share of this net long-term capital gain. You would also receive a refundable tax credit for your proportionate share of the tax paid by us on such retained capital gains, and you would have an increase in the basis of your shares of our stock in an amount equal to your includable capital gains less your share of the tax deemed paid.

You would not include in your federal income tax return any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to you. In addition, any distribution declared by us in October, November or December of any year on a specified date in any such month would be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us no later than January 31 of the following year.

We would be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "General" and "Annual Distribution Requirements" above. As a result, you could be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any "deficiency dividend" would be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of what was our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits would not be taxable to you to the extent these distributions do not exceed the adjusted tax basis of your shares. You would be required to reduce the tax basis of your shares by the amount of these distributions until the basis has been reduced to zero, after which these distributions will be taxable as capital gain, if the shares of our stock were held as capital assets. The tax basis thus reduced would be used in computing the capital gain or loss, if any, realized upon any sale of the shares. Any loss upon a sale or exchange of shares which were held for six months or less (after application of certain holding period rules) would generally be treated as a long-term capital loss to the extent you previously received capital gain distributions with respect to these shares.

Upon the sale or exchange of any shares of our stock to or with a person other than us or a sale or exchange of all shares of our stock (whether actually or constructively owned) with us, you would generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in these shares. This gain will be capital gain if you held these shares as a capital asset.

If we redeemed any of your shares, the treatment can only be determined on the basis of particular facts at the time of redemption. In general, you would recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption: (1) results in a "complete termination" of your interest in all classes of our equity securities; (2) is a "substantially disproportionate redemption"; or (3) is "not essentially equivalent to a dividend" with respect to you. In applying these tests, you would take into account your ownership of all classes of our equity securities (e.g., common stock, preferred stock, depositary shares and warrants). You also would take into account any equity securities that are considered to be constructively owned by you.

If, as a result of a redemption of your shares, you no longer own (either actually or constructively) any of our equity securities or only own (actually and constructively) an insubstantial percentage of our equity securities, then it is probable that the redemption of your shares would be considered "not essentially equivalent to a dividend" and, thus, would result in gain or loss to you. However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and if you were to rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to the particular situation.

Generally, if the redemption does not meet the tests described above, then the proceeds that would be received by you from the redemption of your shares would be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. If the redemption were taxed as a dividend, your adjusted tax basis in the redeemed shares would be transferred to any other shareholdings in us that you then owned. If you were to own no other shareholdings in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Gain from the sale or exchange of our shares held for more than one year would be taxed at a maximum long-term capital gain rate, which is currently 15%. Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the long-term capital gains rate or as gain taxable to individual stockholders at a maximum rate of 25%.

*Treatment of Tax-Exempt U.S. Stockholders.* Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they could be subject to taxation on their unrelated business taxable income ("UBTI").

The Internal Revenue Service has issued a published revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of our stock with debt, a portion of its income from us will constitute UBTI pursuant to the "debt financed property" rules. Likewise, a portion of the Exempt Organization's income from us would constitute UBTI if we held a residual interest in a real estate mortgage investment conduit.

In addition, in certain circumstances, a pension trust that would own more than 10% of our stock would be required to treat a percentage of our dividends as UBTI. This rule would apply to a pension trust holding more than 10% of our stock only if: (1) the percentage of our income that is UBTI (determined as if we were a pension trust) would be at least 5%; (2) we qualified as a REIT by reason of the modification of the Five or Fewer Requirement that allows beneficiaries of the pension trust to be treated as holding shares in proportion to their actuarial interests in the pension trust; and (3) either (i) one pension trust would own more than 25% of the value of our stock, or (ii) a group of pension trusts would individually hold more than 10% of the value of our stock then collectively own more than 50% of the value of our stock.

*Backup Withholding and Information Reporting.* Under certain circumstances, you could be subject to backup withholding at applicable rates on payments made with respect to, or cash proceeds of a sale or exchange of, shares of our stock. Backup withholding would apply only if you: (1) failed to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnished an incorrect taxpayer identification number; (3) were notified by the Internal Revenue Service that you failed to properly report payments of interest or dividends; or (4) failed to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

Backup withholding would not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. You should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder would be allowed as a credit against such stockholder's United States federal income tax liability and would entitle such stockholder to a refund, provided that the required information was provided to the Internal Revenue Service. In addition, withholding a portion of capital gain distributions made to stockholders may be required for stockholders who fail to certify their non-foreign status.

*Taxation of Foreign Stockholders.* The following summary applies to you only if you are a foreign person.

The federal taxation of foreign persons is a highly complex matter that may be affected by many considerations. Except as discussed below, distributions to you of cash generated by our real estate operations in the form of ordinary dividends, but not by the sale or exchange of our capital assets, generally would be subject to U.S. with-holding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and you filed with us the required form evidencing the lower rate.

In general, you would be subject to United States federal income tax on a graduated rate basis rather than withholding with respect to your investment in our stock if such investment is "effectively connected" with your conduct of a trade or business in the United States. A corporate foreign stockholder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax, which is payable in addition to regular United States corporate income tax. The following discussion would apply to foreign stockholders whose investment in us was not so effectively connected. We would expect to withhold United States income tax, as described below, on the gross amount of any distributions that would be paid to you unless (1) you filed an Internal Revenue Service Form W-8ECI with us claiming that the distribution is "effectively connected" or (2) certain other exceptions that would apply.

Distributions by us that would be attributable to gain from the sale or exchange of a United States real property interest will be taxed to you under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") as if those distributions were gains "effectively connected" with a United States trade or business. Accordingly, you would be taxed at the normal capital gain rates applicable to a U.S. stockholder on these amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Distributions that would be subject to FIRPTA could also be subject to a branch profits tax in the hands of a corporate foreign stockholder that is not entitled to treaty exemption. We would be required to withhold from distributions subject to FIRPTA, and remit to the Internal Revenue Service, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we were to designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions not withheld against, would be treated as capital gain dividends for purposes of withholding.

For taxable years beginning after October 22, 2004, any capital gain dividend with respect to any class of stock that was "regularly traded" on an established securities market will be treated as an ordinary dividend if the foreign stockholder did not own more than 5% of such class of stock at any time during the taxable year. Once this provision takes effect, foreign stockholders generally would not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax purposes including any capital gain dividend would be subject to a 30% U.S. withholding tax (unless reduced under an applicable income tax treaty) as discussed above. In addition, the branch profits tax will no longer apply to such distributions.

Unless our shares would constitute a "United States real property interest" within the meaning of FIRPTA or woould be effectively connected with a U.S. trade or business, a sale of our shares would generally not be subject to United States taxation. Our shares would not constitute a United States real property interest if we were to qualify as a "domestically controlled REIT." We would, and would expect to continue to, qualify as a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by foreign stockholders. However, if you were a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, you would be subject to a 30% tax on such capital gains. In any event, a purchaser of our shares from you would not be required under FIRPTA to withhold on the purchase price if the purchased shares were "regularly traded" on an established securities market or if we were a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Backup withholding tax and information reporting would generally not apply to distributions that would be paid to you outside the United States that are treated as: (1) dividends to which the 30% or lower treaty rate withholding tax discussed above applies; (2) capital gains dividends; or (3) distributions attributable to gain from the sale or exchange by us of U.S. real property interests. Payment of the proceeds from the sale of stock within the United States or conducted through certain U.S. related financial intermediaries would be subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that he or she was not a U.S. person (and the payor did not have actual knowledge that the beneficial owner is a U.S. person) or otherwise established an exemption. You could obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

*U.S. Federal Income Taxation of Holders of Depositary Shares*

Owners of our depositary shares would be treated as if you were owners of the series of preferred stock represented by the depositary shares. Thus, you would be required to take into account the income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock.

*Conversion or Exchange of Shares for Preferred Stock.* No gain or loss would be recognized upon the withdrawal of preferred stock in exchange for depositary shares and the tax basis of each share of preferred stock would, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged. If you held your depositary shares as a capital asset at the time of the exchange for shares of preferred stock, the holding period for your shares of preferred stock will include the period during which you owned the depositary shares.

*U.S. Federal Income and Estate Taxation of Holders of Our Debt Securities*

The following is a general summary of the United States federal income tax consequences and, in the case that you became a holder that is a non-U.S. holder, as defined below, the United States federal estate tax consequences, by purchasing, owning and disposing of debt securities that could be periodically offered under one or more indentures (the "notes"). This summary assumes that you would hold the notes as capital assets, applies only if you were the initial holder of the notes and you acquired the notes for a price equal to their issue price. The issue price of the notes is the first price at which a substantial amount of the notes would be sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. In addition, this summary does not consider any foreign, state, local or other tax laws that may be applicable to us or a purchaser of the notes.

*U.S. Holders*

The following summary applies to you only if you are a U.S. holder, as defined below.

*Definition of a U.S. Holder.* A "U.S. holder" is a beneficial owner of a note or notes that is for United States federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

• an estate, the income of which is subject to United States federal income taxation regardless of its source; or

• a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

*Payments of Interest.* Stated interest on the notes generally would be taxed as ordinary interest income from domestic sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

*Sale, Exchange or Other Disposition of Notes.* The adjusted tax basis in your note acquired at a premium would generally be your cost. You generally would recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

• the amount realized on the sale or other disposition, less any amount attributable to any accrued interest, which will be taxable in the manner described under "Payments of Interest" above; and

• your adjusted tax basis in the notes.

Your gain or loss generally would be capital gain or loss. This capital gain or loss would be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses could not be used to offset any ordinary income.

*Backup Withholding and Information Reporting.* In general, "backup withholding" would apply to any payments made to you of principal and interest on your note, and to payment of the proceeds of a sale or other disposition of your note before maturity, if you are a non-corporate U.S. holder and: (1) failed to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnished an incorrect taxpayer identification number; (3) were notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (4) failed to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

The amount of any reportable payments, including interest, made to you (unless you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments would be reported to you and to the Internal Revenue Service for each calendar year. You should then consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and will be credited against your U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

*Non-U.S. Holders*

The following summary would apply to you if you are a beneficial owner of a note and are not a U.S. holder, as defined above (a "non-U.S. holder").

Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local and other tax consequences that could be relevant to them.

*U.S. Federal Withholding Tax.* Subject to the discussion below, U.S. federal withholding tax would not apply to payments by us or our paying agent, in its capacity as such, of principal and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that:

• you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

• you are not (1) a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership, as provided in the Internal Revenue Code, or (2) a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

• such interest is not effectively connected with your conduct of a U.S. trade or business; and

• you provide a signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a U.S. person within the meaning of the Internal Revenue Code and providing your name and address to:

• us or our paying agent; or

• a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of such statement.

Treasury regulations provide that:

• if you are a foreign partnership, the certification requirement will generally apply to your partners, and you will be required to provide certain information;

• if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and

• look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

If you were a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you could not satisfy the portfolio interest requirements described above, payments of interest would be subject to the 30% United States withholding tax, unless you provided us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. Alternative documentation could be applicable in certain circumstances.

If you were engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you would be required to pay United States federal income tax on that interest on a net income basis (although you would be exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a U.S. person, except as otherwise provided by an applicable tax treaty. If you were a foreign corporation, you may be required to pay a branch profits tax on the earnings and profits that are effectively connected to the conduct of your trade or business in the United States.

*Sale, Exchange or other Disposition of Notes.* You generally will not have to pay U.S. federal income tax on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes, unless:

• in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met;

• you are subject to tax provisions applicable to certain United States expatriates; or

• the gain is effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a trade or business in the United States, and gain with respect to your notes is effectively connected with the conduct of that trade or business, you generally will be subject to U.S. income tax on a net basis on the gain. In addition, if you are a foreign corporation, you may be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, as adjusted for certain items.

*U.S. Federal Estate Tax.* If you were an individual and were not a U.S. citizen or a resident of the United States, as specially defined for U.S. federal estate tax purposes, at the time of your death, your notes would generally not be subject to the U.S. federal estate tax, unless, at the time of your death (1) you owned actually or constructively 10% or more of the total combined voting power of all our classes of stock entitled to vote, or (2) interest on the notes is effectively connected with your conduct of a U.S. trade or business.

*Backup Withholding and Information Reporting.* Backup withholding would not apply to payments of principal or interest made by us or our paying agent, in its capacity as such, to you if you provide the required certification that you are a non-U.S. holder as described in "U.S. Federal Withholding Tax" above, and provided that neither we nor our paying agent had actual knowledge that you were a U.S. holder, as described in "U.S. Holders" above. We or our paying agent would, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes could be subject to information reporting and backup withholding tax. If you were to sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

- is a U.S. person, as defined in the Internal Revenue Code;

- derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

- is a "controlled foreign corporation" for U.S. federal income tax purposes; or

- is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

*U.S. Federal Income and Estate Taxation of Holders of Our Warrants*

*Exercise of Warrants.* You would not generally recognize gain or loss upon the exercise of a warrant. Your basis in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant would be equal to the sum of your adjusted tax basis in the warrant and the exercise price paid. Your holding period in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant would not include the period during which the warrant was held by you.

*Expiration of Warrants.* Upon the expiration of a warrant, you would recognize a capital loss in an amount equal to your adjusted tax basis in the warrant.

*Sale or Exchange of Warrants.* Upon the sale or exchange of a warrant to a person other than us, you would recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the warrant. Such gain or loss would be capital gain or loss and will be long-term capital gain or loss if the warrant was held for more than one year. Upon the sale of the warrant to us, the Internal Revenue Service may argue that you should recognize ordinary income on the sale. You are advised to consult your own tax advisors as to the consequences of a sale of a warrant to us.

*Potential Legislation or Other Actions Affecting Tax Consequences*

Current and prospective securities holders should recognize that the present federal income tax treatment of an investment in us could be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes.

Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

# Plan of Operation

Our plan of operation for the next twelve months is to locate and negotiate the acquisition of small income producing Healthcare Facilities, which can be purchased with little cash down and that can produce an income stream.

## Competition

The business in which we are engaged is highly competitive; and our competitors have greater financial strength and longer history.

## Facilities & Employees

We currently have two part time consultants and no full time employees and are sharing offices with our parent company at no cost.

### USE OF PROCEEDS

As of September 30, 2009, we had 500,000 shares of its Common stock issued and outstanding. Based on a public offering price of $25.00 per Unit for the 10,000 Units, we will receive $250,000 if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent (10%) commission on sales made by them).

The following table illustrates the allocation of proceeds from the offering if 50%, 100% and the maximum number of Units are sold for cash:

| | Assuming | |
|---|---|---|
| | Sales of 5,000 Units | Sales of 10,000 Units |
| Total Proceeds | $125,000 | $250,000 |
| Less: Offering expenses (estimated) | 10,000 | 10,000 |
| Legal and Accounting (estimated) | 39,000 | 39,000 |
| Copying and advertising (estimated) | 1,000 | 1,000 |
| Total Expenses | 50,000 | 50,000 |
| Use of net proceeds | | |
| Working Capital | 75,000 | 200,000 |
| Total | $125,000 | $250,000 |

Funds to be used for working capital purposes may be utilized for deposits, payment of services, business assets, equipment, furniture, general and administrative expenses, including but not limited to marketing, and advertising. If less than 50% of the Units are sold the estimated offering expenses, including but not limited to legal and accounting are to be paid first with the proceeds received. When they are paid the balance of any funds will be used for working capital. If the cash proceeds of the offering are not sufficient to pay for the estimated expenses of the offering, then securities of the offering will be used to cancel that indebtedness. The intention of the directors is that any non-cash consideration should enhance the business plans of the Company, not impact the application of proceeds in achieving those plans. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, short-term securities in accordance with Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

### CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of September 30, 2009, and (ii) as adjusted to reflect the sale by the Company of a maximum 1,000 Units at an assumed initial public offering price of One Hundred Dollars ($100.00) per Unit and the application of the estimated net proceeds there from and further assumes that the Class A through Class C have been exercised.. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

| | Actual | Adjusted[1] 50% Units Sold | 75% Units Sold | 100% Units Sold |
|---|---|---|---|---|
| Shareholders' equity | | | | |
| Common Stock, $0.001 state value, 90,000,000 shares authorized, .5, 1, 1.25 and 1.5 Million shares outstanding before and after the offering with 50, 75 and 100% of the offering being sold | $ 500 | $ 1,000 | $ 1,250 | $ 1,500 |
| Class A Warrants @ $9.00 | - | 500 | 750 | 1,000 |
| Class B Warrants @ $11.00 | - | 500 | 750 | 1,000 |
| Class C Warrants @ $1.50 | - | 1,000 | 1,250 | 2,000 |
| Additional Paid-In Capital | 9,500 | 2,332,000 | 3,493,500 | 4,654,500 |
| Retained earnings | - | - | - | - |
| Current Net Income (Loss) | - | - | - | - |
| Total Shareholders' Equity | $10,000 | $2,335,000 | $3,497,500 | $4,660,000 |
| Total Capitalization | $10,000 | $2,335,000 | $3,497,500 | $4,660,000 |

1 The total number of shares issued and outstanding before adjustment is 500,000 and after adjustment for the number of shares in the Units sold (1,000,000, 1,250,000 and 1,500,000 shares, respectively) and the exercise of the of the same proportion of the Class A, B, and C Warrants (2,500,000, 3,500,000 and 5,500,000 shares, respectively).

## DILUTION

The net tangible book value of the Company at Septembr 30, 2009 was $10,000, or $0.020 per share of Common Stock, before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales by the Company of the 10,000 Units offered hereby (Without deducting amy underwriting discounts and commissions and estimated offering expenses of $50,000) at the offering price of $25 per Unit or $0.25 per share, the pro forma net tangible book value after the offering, but before the exercise of any or all warrants, would have been $260,000 or $0.1733 per share. This represents an immediate increase in net tangible book vale of $0.1533 per share to existing stockholders and a decrease of $0.07667 per share to the purchasers of the units. With the exercise of the Class A through C Warrants the net tangible book value would be $4,660,000 or $0.847 per share. This represents an immediate increase in net tangible book value of $0.674 per share to existing stockholders, and a decrease of $0.0527, $0.2527 and $0.3527 for those who exercised the Class A through Class C Warrants, respectively The following table illustrates the per share dilution:

| | Offering |
|---|---|
| Assumed initial public offering price per share | $ 0.25 |
| Net tangible book value before offering | 0.02 |
| Increased book value per share attributable to new investors | 0.1533 |
| Pro forma net tangible book value after offering | 0.1733 |
| Net tangible book value dilution to new investors | 0.0767 |
| Increased book value per share attributable to Warrants | 0.674 |
| Net Tangible book value per share after exercise of Warrants, etc. | $ 0.847 |

The following table sets forth, on a pro forma basis, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Class A through Class C Warrants to Common Stock), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $25 per Unit which is allocated to the share of common stock within the Unit before deducting any underwriting discounts and commissions and estimated offering expenses).

| | Shares Purchased | | Total Consideration Paid | | Average Price |
|---|---|---|---|---|---|
| | Number | Percent | Amount | Percent | per share |
| Existing Shareholders | 500,000 | 33.3% | $ 10,000 | 3.85% | $ 0.02 |
| New Investors | 1,000,000 | 66.7% | 250,000 | 96.15% | 0.25 |
| Total | 1,600,000 | 100% | $ 260,000 | 100% | |

## MANAGEMENT

The directors and executive officers of the Company are set forth below.

| Name | Position |
|---|---|
| Ronald S. Tucker | Director, President, Chief Executive Officer and Chief Financial Officer |
| Leticia I. Tucker | Director/Secretary/Treasurer |
| Dennis Kaliher | Director/Vice President |

Ronald S. Tucker, 70, since 2000 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with Tensleep Corporation (OTC:TENS), now EPIC Corporation (OTC:EPOR); since 1997 Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL). Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 68, is a Director and is the Secretary/Treasurer of the Company and Tensleep Corporation, now EPIC Corporation, and, off and on, has been since their founding. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Dennis E. Kaliher, age 72, is a founder, Director and Vice President of EPIC since its inception, and now is a director and officer of Tensleep Wireless, and Tensleep Financial. He has more than thirty years of experience in telecommunications and semiconductor product design, engineering, marketing and corporate management. Mr. Kaliher has participated in the growth of data modems, fax modems and other communications devices for the telecommunications industry. Mr. Kaliher received his BEE from the University of Minnesota.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

**Compensation**

Our officers and directors, during this time, in order to conserve capital, have agreed to work for little or no compensation but reimbursement of business expenses, out of pocket costs and limited consulting fees. At the end of the Company's fiscal year the Board of Directors will establish a bonus for the officers in consideration for their services during this time. Then at a time when the Board deems appropriate, the Company will enter into employment agreements with the officers and establish compensation for the directors.

**Qualified and Non Qualified Stock Options**

Our board of directors and shareholders for the Company have adopted a Qualified and Non Qualified Stock Option Plan pursuant to Sections 421-424 of the Internal Revenue Code. The Plan authorizes the granting of up to 1,000,000 and 1,000,000 options to purchase Company common stock under the Qualified and Non Qualified Plan, respectively. The Plan is administered by the Board of Directors or by a committee appointed by the Board. As of the date of this document no qualified or non qualified options have been granted.

**Employment Agreements**

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2010.

**Limitation of Liability and Indemnification**

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Maryland law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the

Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

**Transactions with Management**

One Million (1,000,000) of our Common Shares have been issued to EPIC Corporation in consideration of a cash investment of $10,000.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The Company, as of June 30, 2009, had 1,000,000 shares of its common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds of record or is known by Management to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors individually, and as a group. The Shareholders listed below have sole voting and investment power.

**OWNERSHIP**

| Name | Number of Shares | Percent of Outstanding |
|---|---|---|
| EPIC Corporaiton[1] | 500,000 | 100% |
| Officers and Directors as a group | -0- | -0- |
| Total Issued and Outstanding | 500,000 | 100% |

[1] Ronald S. Tucker is a controlling shareholder of R Tucker & Associates, Inc., the controlling shareholder of EPIC corporation.

**Directors & Officers**

| Name | Number of Shares | Percent of Outstanding |
|---|---|---|
| Ronald S Tucker[1] | 500,000 | 100% |
| Leticia I Tucker[1] | 500,000 | 100% |
| All Directors & Officers As a Group(3) | 500,000 | 100% |

[1] These shares are in fact owned by EPIC Corporation, whose controlling shareholder is R Tucker & Associates, Inc. and whose controlling shareholders are Ronald S. and Leticia I. Tucker.

**Options**

The Company has issued no options at this time.

## DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 90,000,000 authorized shares of common stock, with a par value of $0.001 per share ("Common Stock"), and 10,000,000 shares of preferred stock, with a par value $0.001 per share ("Preferred Stock").

**Common Stock**

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be outstanding after this offering will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore. See "Dividend Policy". Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

**Preferred Stock**

The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish. The Company has no present intention, commitment or understanding to issue preferred securities of any type or kind.

The Company has no Transfer Agent and Registrar at the present time, but our present intention, at a future time, is to appoint Corporate Stock Transfer , located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

## SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the Company will have outstanding approximately 1,500,000 shares of its Common Stock not including un-exercised warrants. All Common Stock included in the Investment Units offered hereby will be freely transferable without further restriction or registration under federal securities law with the exception of any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All of the shares of Common Stock held by existing shareholders may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144.

In general, the safe harbor provided under Rule 144, as currently in effect, depends on whether or not the issuer of the securities was for 90 days immediately before a sale of a restricted security, subject to the reporting requirements of section 13 and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") ("Reporting Company"), and whether or not the person selling the securities is an affiliate of the issuer, or within the last 90 days was an affiliate, or sells the securities for the account of an affiliate, or sells for the account of a person who was an affiliate for 90 days immediately before the sale ("Affiliate").

If the issuer is a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account shall not be considered an underwriter of those securities within the meaning of section 2(a)(11) of the Act ("Statutory Underwriter") if there is adequate current public information available with respect to the issuer of the securities[4], and a minimum of six months has elapsed since the acquisition date and any resale of such securities by the acquirer or any subsequent holder of those securities[5]; however, Rule 144(c)(1) will not apply if the seller in not an Affiliate and a period of one year has elapsed since the acquisition from the issuer or an affiliate and the resale of the securities[6].

If the issuer is not a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account, he shall not be considered a Statutory Underwriter if a minimum of one year has elapsed since the date of the acquisition of the securities and the date of the resale of the securities[7].

Whether or not the issuer is a Reporting Company, and affiliate or any person who was an affiliate at any time during the 90 days immediately before the sale of restricted securities, or person who sells restricted or any other securities for the account of an affiliate or for the account of a person who was an an affiliate at any time during the 90 days

---

4 Rule 144(c)(1)

5 Rule 144(d)(1)(i)

6 Rule 144(b)(1)(i)

7 Rule 144(b)(1)(ii)

immediately before the sale, shall be deemed not to be a Statutory Underwriter of those securities if[8]:

- there is adequate current public information available about the issuer[9];
- if the issuer is a Reporting Company, a minimum of six months must elapse between the purchase date and the resale date by the acquirer or the subsequent holder of the securities[10], or
- if the issuer is not a Reporting Company, a minimum of one year must elapse between the purchase date and the resale date[11];
- if the securities sold for the account of an Affiliate whether or not those securities are restricted, the amount of securities sold, together with all sales of securities of the same class for the preceding three months are not to exceed, in general, the greater of one percent of the shares outstanding, the average weekly reported volume of trading in such securities on all national securities exchanges during four calendar week before a notice of sale, order given to a broker or the date of execution with a market maker[12];
- The securities are sold through a brokers' transaction or a transaction directly with a market maker[13],
- The seller does not solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction, or make an payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities[14];
- the brokers' transaction does no more than execute the order or orders to sell as agent for the person whose account the securities are sold, only receives customary broker's commission, and neither solicits nor arranges for the solicitation of customers' orders to buy the securities in anticipation of or in connection with the transaction[15]; and
- The seller must have a bona fide intention to sell the securities with in a reasonable time after filing Form 144 concurrently with either the placing with a broker or an order to execute a sale with a market maker of a sale if the securities to be sold during any three months exceeds 5,000 shares or has an aggregate sale price in excess of $50,000[16].

Prior to this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. We cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock are entitled to any registration rights. See "Plan of Distribution - Marketing Arrangements".

## PLAN OF DISTRIBUTION

**Offering of Common Stock**

The Offering will expire at 8:00 p.m. Estern Standard Time, on December 31, 2009 (the "Expiration Date"). **The Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part. **The purchase limitations described above are subject to increase or decrease at the sole discretion of the Company.** Factors the Company may consider in increasing or decreasing the purchase limitations include, among other things, (i) changes in market conditions, (ii) an over subscription of shares or (iii) the failure to sell a minimum number of

---

8 Rule 144(b)(2)

9 Rule 144(c)(1)

10 Rule 144(d)(1)(i)

11 Rule 144(d)(1)(ii)

12 Rule 144(e)(1)

13 Rule 144(f)(1)

14 Rule 144(f)(2)

15 Rule 144(g)

16 Rule 144(h)

shares. Subscribers will be notified by mail in the event of an increase in the purchase limitations. In the event of a decrease in the purchase limitations, subscribers will be notified, to the extent their orders are affected, at the time they receive final confirmation of their orders.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See "Method of Payment for Subscriptions".

The Shares purchased in the Offering acquired by exercising the Class A, B and C Warrants will be freely transferable except as described in the section entitled "Shares Eligible For Future Sale". In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with this Offering and to certain reporting requirements upon purchase of such securities.

The Units are being offered on a direct participation basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company or the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities, except that all funds will initially be deposited in a clearing account. The funds will only be deposited to the Company's general account when the Company has accepted the subscription and directed the Transfer agent to issued and delivered the stock and warrant certificate or certificates to the purchaser. The Company may agree to issue to persons who introduced potential investors a "finders' fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933(the "Act").

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Prior to the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

**Marketing Arrangements**

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: 1) in conducting informational meetings for subscribers and other potential purchasers, 2) in keeping records of all stock subscriptions, and 3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In addition to its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

**Stock Pricing and Number of Units to be Issued**

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the Units will be $0.15 per unit as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, (ii) and promote liquidity in the Common Stock subsequent to the Offering.

**Payment for Subscriptions**

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in a separate bank account before transferring the funds to its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms prior to the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required to promptly forward the order form, certification and funds to the Company on or before noon, Austin, Texas time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Austin, Texas time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

**Market for Common Stock**

As of June 30, 2009, there were 1,000,000 outstanding shares of Common Stock.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

## ADDITIONAL INFORMATION

We are not currently a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular with respect to the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

## SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing un audited or audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information and such other interim reports as it may from time to time deem appropriate.

## STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable. Investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules.

# SENIOR CARE COMMUNITIES TRUST, INC.

## FINANCIAL STATEMENTS

**September 30, 2009**

**(From inception June 22, 2009)**

SENIOR CARE COMMUNITIES TRUST, INC.

BALANCE SHEET AS OF

September 30, 2009
(From inception July 31, 2009)

ASSETS

| | 2009 |
|---|---|
| CURRENT ASSETS | |
| Cash | $ 10,000 |
| TOTAL OTHER ASSETS | 10,000 |
| TOTAL ASSET | $ 10,000 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2009 |
|---|---|
| LIABILITIES | $ - |
| TOTAL LIABILITIES | |
| - | |
| STOCKHOLDERS' EQUITY | |
| Common stock, 1,000,000 shares issue and outstanding, $0.001 par value | 1,000 |
| Additional paid-in capital | 9,000 |
| TOTAL STOCKHOLDERS' EQUITY | 10,000 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 10,000 |

See accompanying notes and accountant's compilation report.

SENIOR CARE COMMUNITIES TRUST, INC.

STATEMENT OF OPERATIONS

FROM INCEPTION (June 22, 2009) TO September 30, 2009

| | 2009 |
|---|---|
| REVENUES | $ - |
| OPERATING EXPENSES | - |
| NET OPERATING INCOME (LOSS) | $ - |

See accompanying notes and accountant's compilation report.

SENIOR CARE COMMUNITIES, INC..

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FROM INCEPTION (JUNE 22, 2009) TO September 30, 2009

| | Date | Number of shares | Consideration | Common stock | Paid-in capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|
| Balance at June 30, 2006 | | - | | $ - | $ - | $ - | $ - |
| Section 4(2) Private Placement | 6/25/09 | 500,000 | Cash | 1,000 | 9,000 | - | 10,000 |
| Balance at September 30, 2007 | | 500,000 | | $ 1,000 | $ 9,000 | $ - | $ 10,000 |

See accompanying notes and accountant's compilation report

SENIOR CARE COMMUNITIES TRUST, INC.

STATEMENT OF CASH FLOWS

FROM INCEPTION (JUNE 22, 2009) TO September 30, 2009

| | 2009 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | $ - |
| Net Income (Loss) | - |
| Net cash provided by Operating Expenses | - |
| INVESTING ACTIVITIES | |
| Net cash provided by Investing Activities | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Capital Stock | 1,000 |
| Paid–in-Capital | 9,000 |
| Total cash provided by Financing Activities | 10,000 |
| NET INCREASE (DECREASE) IN CASH | 10,000 |
| Cash beginning of Period | - |
| Cash end of Period | $ 10,000 |

See accompanying notes and accountant's compilation report.

SENIOR CARE COMMUNITIES TRUST, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

## ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

SENIOR CARE COMMUNITIES TRUST, INC., a MARYLAND corporation, incorporated on June 2009, as a development stage company whose purpose is to finance and acquire real property, real estate assets, and interests in real estate as defined under Section 856 (c)(5)(B) and 856(c)(5)(C). In particular, the we proposes to acquire health care facilities as defined in Section 856(e)(6)(D)(ii) ("Healthcare Facilities").

### Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

### Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

| | |
|---|---|
| Machinery & Equipment | 3 years |
| Software | 3 years |

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

### Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

### Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

### Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

**NOTE 1: CAPITAL TRANSACTIONS**

The Company was incorporated by Epic Corporation, and the Company issued Epic Corporation 500,000 shares of its common stock paid ten thousand dollars in cash ($10,000).

**NOTE 2: CAPITAL FUNDING**

The Company has decided to file an Offering Statement pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended. This offering is composed of common stock and warrants. Such offering will result in dilution of the percentage ownership to Company's then existing stockholder. Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options. Stock option plans are described in Note 3.

**NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS**

The Company has established a qualified stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan reserves 1,000,000 shares of common stock for such a plan.

The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 1,000,000 shares of common stock be reserved for this plan.

## SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

_______________________________________________________________

First Name M.I. Last Name Soc. Sec. Number

_______________________________________________________________

First Name M.I. Last Name Soc. Sec. Number

_______________________________________________ If held for a beneficiary, please indicate state of residence of the beneficiary.

Street Address

_______________________________________________________

City State Zip Code

Make check payable to: Senior Care Communities Trust, **Inc.**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $25 per Unit = $__________.

Mail Check and Subscription to: Senior Care Communities Trust, Inc.
79860 Tangelo
La Quinta, CA 92253

Dealer Information:

Name of firm: ________________________________

Name of Representative: ________________________________

Address: ________________________________

Telephone: (____) ____________________

_______________________________________________________________

Company use only

Number of Shares to be issued _________ Shares rejected ___________

Authorized Signature ________________________________

**This Copy for Subscriber**

**SUBSCRIPTION FORM**

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

______________________________________________________________________
First Name M.I. Last Name Soc. Sec. Number

______________________________________________________________________
First Name M.I. Last Name Soc. Sec. Number

__________________________________________________ If held for a beneficiary, please indicate state of residence of the beneficiary.
Street Address

__________________________________________________
City State Zip Code

Make check payable to: Senior Care Communities Trust, **Inc.**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $25 per Unit = $__________.

Mail Check and Subscription to: Senior Care Communities Trust, Inc.
79860 Tangelo
La Quinta, CA 92253

Dealer Information:

Name of firm: __________________________________

Name of Representative: __________________________________

Address: __________________________________

Telephone: (____) ____________________

______________________________________________________________________
Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

**This Copy for Company**

Until ________________________________, 1998 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver a Offering Circular when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS PAGE



No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

***SENIOR CARE COMMUNITIES TRUST, INC***

**$250,000**

**10,000 Investment Units**

**100 Units Minimum Purchase**

**OFFERING CIRCULAR**

---------------

____________, 2009

(LOGO HERE)

**PART III**

**EXHIBITS**

**ITEM 1. <u>Index to Exhibits.</u>**

| | |
|---|---|
| (1) Underwriting Agreement. | Note Applicable |
| (2) Charter and By-Laws | |
| (a) Articles of Incorporation | Page 53 |
| (b) Bylaws | Page 71 |
| (3) Instruments Defining the Rights of Security-Holders | |
| (a) Stock Certificates | Page 86 |
| (b) Warrant Agreement and Certificate for Class A Warrants | Page 87 |
| (c) Warrant Agreement and Certificate for Class B Warrants | Page 99 |
| (d) Warrant Agreement and Certificate for Class C Warrants | Page 111 |
| (4) Subscription Agreement | Page 48 |
| (5) Voting Trust Agreement | Not Applicable |
| (6) Material Contracts | |
| 1. Stock Option Plan | Page 123 |
| (7) Material Foreign Patents | Not Applicable |
| (8) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession | Not Applicable |
| (9) Escrow Agreements | Not Applicable |
| (10) Consent | |
| 1. Experts | Not Applicable |
| 2. Underwriters | Not Applicable |
| (11) Opinion re Legality – Ronald S. Tucker, dated September 7, 2009 | Page 139 |
| (12) Sales Material | Not Applicable |
| (13) "Test The Water" Material | Not Applicable |
| (14) Appointment of Agent For Services of Process | Not Applicable |
| (15) Additional Exhibits | Not Applicable |

**ITEM 2. <u>Description of Exhibits</u>**

(2) Charter and By-Laws

(a) Articles of Incorporation
(b) Bylaws

(3) Instruments Defining the Rights of Security-Holders
(a) Stock Certificates
(b) Warrant Agreement and Certificate for Class A Warrants
(c) Warrant Agreement and Certificate for Class B Warrants
(d) Warrant Agreement and Certificate for Class C Warrants

(4) Subscription Agreement to be used in the purchase of common stock of the Issuer.

(6) Material Contracts consist of the following:

(a) Stock Option Plan

(11) Opinion re Legality – Ronald S. Tucker

## UNDERTAKING

The Company hereby undertakes, until this Offering is closed, to promptly file a post effective amendment in order to provide full disclosure upon subsequent material event or events with the Company, as required under the Rules and Regulations promulgated under the Securities Act of 1933, as amended and which may included but not be limited to Senior Care Communities Trust, Inc., filing for protection under the laws of bankruptcy.

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of Newport Beach, State of California, on October 20, 2009.

**Senior Care Communities Trust, Inc.**

BY [signature]
Ronald S. Tucker, Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| [signature]<br>Ronald S. Tucker | Director, President, Chief Executive Officer, Chief Financial Officer | October 20, 2009 |
| [signature]<br>Leticia I. Tucker | Director, Secretary/Treasurer | October 20, 2009 |

**ARTICLES OF INCORPORATION**

**FOR**

**SENIOR CARE COMMUNITIES TRUST, INC.**

**ARTICLE I**

**INCORPORATOR**

RONALD S. TUCKER, whose address is 79860 Tangelo, La Quinta, California 92253,being at least 18 years of age, served as the incorporator of and formed this Corporation under and by virtue of the general laws of the State of Maryland.

**ARTICLE II**

**NAME**

The name of the corporation (the "Corporation") is Senior Care Communities Trust, Inc.

**ARTICLE III**

**PURPOSES**

The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust (a "REIT") under Section 856 through 860 of the Internal Revenue Code of 1986, as amended or any successor statute (the "Code"))for which corporations may be organized under the Maryland General Corporation Law as now or hereafter in force, or any successor statute, (the "MGCL").

**ARTICLE IV**

**PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT**

4.1 Principal Address. The address of the principal office of the Corporation within the State of Maryland, is 836 Park Avenue, Second Floor, Baltimore, MD 21301. The Corporation may have such other offices and places of business within or outside the State of Maryland as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine.

4.2 Registered Agent. The name of the resident agent of the Corporation within the State of Maryland is National Registered Agents, Inc. of MD, a Maryland corporation, and the address of such agent is 836 Park Avenue, Second Floor, Baltimore, MD 21301.

**ARTICLE V**

**STOCK**

5.1 Authorized Shares. The Corporation is authorized to issue an aggregate of 100,000,000 shares of stock (the "Capital Stock"), consisting of (a) 90,000,000 shares of common stock, $0.001 par value per share (the "Common Stock") and (b) 10,000,000 shares of preferred stock, $0.001 par value per share (the "Preferred Stock"). The aggregate par value of all of the shares of all of the classes of stock of the Corporation is $100,000.

5.2 Common Stock. Subject to the rights of the holders of the Preferred Stock,if any, and any other class of stock hereinafter created by the Corporation:

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote;

(b) distributions may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of distributions, but only when, as, and if authorized by the Board of Directors; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for the distribution to stockholders shall be distributed pro rata to the holders of the Common Stock.

5.3 Preferred Stock. Prior to issuance of any shares of Preferred Stock, the Board of Directors by resolution shall, without action by the stockholders:

(a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation;

(b) specify the number of shares to be included in the class or series;

(c) establish, subject to the provisions of Article VI and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions (including, without limitation, restrictions on transferability), limitations as to distributions, qualifications and terms and conditions of redemption for each class or series; and

(d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland containing a description of the stock as set or changed by the Board of Directors.

5.4 Stock Issuance. Except as otherwise specifically provided herein, the Board of Directors may, without action by the stockholders:

(a) authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend);

(b) classify or reclassify any unissued shares of the Common Stock or the Preferred Stock by setting or changing in any one or more respects, from time to time before issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of such shares.

5.5 Change in Authorized Shares. To the extent permitted under the MGCL, the Board of Directors may, without action by the stockholders, amend the Charter to increase or decrease the aggregate number of shares of Capital Stock or the number of shares of Capital Stock of any class of Capital Stock that the Corporation has authority to issue.

5.6 Fractional Shares. The Corporation may, without the consent or approval of any stockholder, issue fractional shares of any class of Capital Stock.

5.7 Charter and Bylaws. All persons who shall acquire Capital Stock of the Corporation shall acquire the same subject to the provisions of the Charter and the Bylaws, as the Charter and the Bylaws may be amended from time-to-time.

## ARTICLE VI

## RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES OF CAPITAL STOCK

6.1 Definitions. For the purpose of this Article VI, the following terms shall have the following meanings:

(a) The term "Beneficial Ownership" shall mean ownership of shares of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include (in addition to direct ownership and indirect ownership through a nominee or similar arrangement) interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h) of the Code. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

(b) The term "Benefit Plan Investor" shall have the meaning provided in 29 C.F.R. Section 2510.3-101(f)(2), or any successor regulation thereto.

(c) The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(d) The term "Charitable Beneficiary" shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 6.3.7 of this Article VI, provided that each such organization must be described in Sections 501(c)(3), 170(b)(1)(A) (other than clause (vii) or (viii) thereof) and 170(c)(2) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

(e) The term "Charitable Trust" shall mean any trust provided for in Section 6.2.1(b)(i) and Section 6.3.1 of this Article VI.

(f) The term "Charitable Trustee" shall mean the Person, unaffiliated with the Corporation and a Prohibited Owner, that is appointed by the Corporation from time to time to serve as trustee of the Charitable Trust.

(g) The "Closing Price" on any date shall mean the last sale price on such date for such shares of Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares of Capital Stock, in either case as reported on the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such shares of Capital Stock are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares of Capital Stock are listed or admitted to trading or, if such shares of Capital Stock are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices, in the over-the-counter market, as reported by the Nasdaq Stock Market or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares of Capital Stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares of Capital Stock selected by the Board of Directors or, in the event that no trading price is available for such shares of Capital Stock, the fair market value of such shares, as determined in good faith by the Board of Directors; provided, if the date for which such determination is to be made is a day that the NYSE is not open for trading, such determination shall be made for the most recent day for which the NYSE was open for trading.

(h) The term "Constructive Ownership" shall mean ownership of shares of Capital Stock by a Person, whether the interest in shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include any interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

(i) The term "ERISA Investor" shall mean any holder of shares of Capital Stock that is (i) an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) a plan as defined in Section 4975(e) of the Code (any such employee benefit plan or "plan" described in clause (i) or this clause (ii) being referred to herein as a "Plan"), (iii) a trust which was established pursuant to a Plan, or a nominee for such trust or Plan, or (iv) an entity whose underlying assets include assets of a Plan by reason of such Plan's investment in such entity.

(j) The term "Excepted Holder" shall mean a stockholder of the Corporation for whom an Excepted Holder Limit is created by the Board of Directors pursuant to Section 6.2.7.

(k) The term "Excepted Holder Limit" shall mean, provided that (and only so long as) the affected Excepted Holder complies with all of the requirements established by the Board of Directors pursuant to Section 6.2.7, and subject to adjustment pursuant to Section 6.2.8, the percentage limit established by the Board of Directors pursuant to Section 6.2.7.

(l) The term "Initial Date" shall mean the first day of the tax year in which the Corporation elects to be taxed as a REIT.

(m) The term "Market Price" on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such shares of Capital Stock on such date.

(n) The term "NYSE" shall mean the New York Stock Exchange, Inc.

(o) The term "Ownership Limit" shall mean (i) with respect to shares of Common Stock, 9.8% (in value or number of shares, whichever is more restrictive)of the outstanding Common Stock of the Corporation; and (ii) with respect to any class or series of shares of Preferred Stock or other stock, 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of such class or series of Preferred Stock or other stock of the Corporation.

(p) The term "Person" shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company, limited liability company, or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(q) The term "Prohibited Owner" shall mean any Person who, but for the provisions of this Article V, would Beneficially Own or Constructively Own shares of Capital Stock, and if appropriate in the context, shall also mean any Person who would have been the record owner of shares of Capital Stock that the Prohibited Owner would have so owned.

(r) The term "Publicly Offered Securities" shall have the meaning provided in 29 C.F.R Section 2510.3-101(b)(2), or any successor regulation thereto.

(s) The term "Restriction Termination Date" shall mean the first day after the Initial Date on which the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

(t) The term "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event (or any agreement to take any such actions or cause any such events) that causes any Person to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock or the right to vote or receive dividends on shares of Capital Stock, including without limitation, (i) a change in the capital structure of the Corporation, (ii) a change in the relationship between two or more Persons which causes a change in ownership of shares of Capital Stock by application of either Section 544 of the Code, as modified by Section 856(h) of the Code or Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code, (iii) the grant or exercise of any option or warrant (or any disposition of any option or warrant, or any event that causes any option or warrant not theretofore exercisable to become exercisable), pledge, security interest or similar right to acquire shares of Capital Stock, (iv) any disposition of any securities or rights convertible into or exchangeable for shares of Capital Stock or any interest in shares of Capital Stock or any exercise of any such conversion or exchange right, and (v) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of shares of Capital Stock.

6.2 Restrictions on Ownership and Transferring Shares.

6.2.1. During the period commencing on the Initial Date and ending at the close of business on the Restriction Termination Date:

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Ownership Limit, and (2) no Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent that (1) such Beneficial Ownership of shares of Capital Stock would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (2) such Constructive Ownership would cause either the Corporation to be considered to constructively own after application of the constructive ownership rules of Section 856(d)(5) of the Code an interest in a tenant that is described in Section 856(d)(2)(B) of the Code for purposes of applying Section 856(c) of the Code or MPT Operating Partnership, L.P. (or any successor thereto) to be considered to constructively own after application of the constructive ownership rules of Section 856(d)(5) of the Code, as modified by the rules of Section 7704(d) of the Code, an interest in a tenant that is described in Section 856(d)(2)(B) of the Code for purposes of applying Section 7704(d) of the Code.

(iii) No Person shall Transfer any shares of Capital Stock if, as a result of the Transfer, the outstanding shares of all classes and series of Capital Stock would be Beneficially Owned by less than 100 Persons (determined without reference to the rules of attribution under Section 544 of the Code). Subject to Section 6.5 of this Article VI and notwithstanding any other provisions contained herein, any Transfer of shares of Capital Stock (whether or not such Transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) that, if effective, would result in outstanding shares of all classes and series of Capital Stock being Beneficially Owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(b) If any Transfer of shares of Capital Stock (whether or not such Transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 6.2.1(a)(i) or 6.2.1(a)(ii) of this Article VI, as applicable,

(i) then that number of shares of Capital Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 6.2.1(a)(i) or 6.2.1(a)(ii)(rounded upward to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 6.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares of Capital Stock; or

(ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 6.2.1(a)(i) or 6.2.1(a)(ii), as applicable, then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 6.2.1(a)(i) or 6.2.1(a)(ii), as applicable, shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

6.2.2. If the Board of Directors or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 6.2.1 of this Article VI or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 6.2.1 (whether or not such violation is intended), the Board of Directors or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares of Capital Stock, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Section 6.2.1 shall automatically result in the transfer to the Charitable Trust described above, and, where applicable under Section 6.2.1(b)(ii), such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or a committee thereof.

6.2.3. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 6.2.1(a), or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 6.2.1(b), shall immediately give written notice to the Corporation of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such acquisition or ownership on the Corporation's status as a REIT.

6.2.4 During the period commencing on the Initial Date and ending at the close of business on the Restriction Termination Date:

(a) Every stockholder of record of more than 5% (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares Beneficially Owned, and a description of the manner in which such shares of Capital Stock are held; provided that a stockholder of record who holds outstanding shares of Capital Stock as nominee for another Person, which other Person is required to include in gross income the dividends received on such shares (an "Actual Owner"), shall give written notice to the Corporation stating the name and address of such Actual Owner and the number of shares of Capital Stock of such Actual Owner with respect to which the stockholder of record is nominee. Each such stockholder of record and each Actual Owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status as a REIT and to ensure compliance with the Ownership Limit.

(b) Each Person who is a Beneficial Owner or Constructive Owner of shares of Capital Stock and each Person (including the stockholder of record) who is holding shares of Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation's status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

6.2.5. Subject to Section 6.5 of this Article VI, nothing contained in this Section 6.2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders in preserving the Corporation's status as a REIT.

6.2.6. In the case of an ambiguity in the application of any of the provisions of this Section 6.2, Section 6.3 or any definition contained in Section 6.1 or Article XII, the Board of Directors shall have the power to determine the application of the provisions of this Section 6.2 or Section 6.3 with respect to any situation based upon the facts known to it. If Section 6.2 or 6.3 requires an action by the Board of Directors and the Charter of the Corporation fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 6.1, 6.2 or 6.3.

6.2.7. (a) The Board of Directors, in its sole and absolute discretion, may grant to any Person who makes a request therefor an exception from one or more of the restrictions set forth in Section 6.2.1(a) with respect to the ownership of any series or class of Capital Stock of the Corporation, and may establish or increase the Excepted Holder Limit for such Person subject to the following conditions and limitations: (A) the Board of Directors shall have determined that (x) assuming such Person would Beneficially Own or Constructively Own the maximum amount of shares of Common Stock and stock of the Corporation (other than Common Stock) permitted as a result of the exception to be granted and (y) assuming that all other Persons who would be treated as "individuals" for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) would Beneficially Own or Constructively Own the maximum amount of shares of Common Stock and stock of the Corporation (other than Common Stock) permitted under this Article VI (taking into account any exception, waiver or exemption granted under this Section 6.2.7 to (or with respect to) such Persons), the Corporation would not fail to qualify as a REIT; and (B) such Person provides to the Board of Directors such representations and undertakings, if any, as the Board of Directors may, in its sole and absolute discretion, determine to be necessary in order for it to make the determination that the conditions set forth in clause (A) above of this Section 6.2.7(a) have been and/or will continue to be satisfied (including, without limitation, an agreement as to a reduced Ownership Limit or Excepted Holder Limit for such Person with respect to the Beneficial Ownership or Constructive Ownership of one or more other classes or series of shares of Capital Stock not subject to the exception), and such Person agrees that any violation of such representations and undertakings or any attempted violation thereof will result in the application of the remedies set forth in Section 6.2 of this Article VI with respect to shares of Capital Stock held in excess of the Ownership Limit or the Excepted Holder Limit (as may be applicable) with respect to such Person (determined without regard to the exception granted such Person under this paragraph (a)). If a member of the Board of Directors requests that the Board of Directors grant an exception pursuant to this paragraph (a) with respect to such member, or with respect to any other Person if such member would be considered to be the Beneficial Owner or Constructive Owner of shares of Capital Stock owned by such other Person, such member of the Board of Directors shall not participate in the decision of the Board of Directors as to whether to grant any such exception.

(b) In addition to exceptions permitted under paragraph (a) above, the Board of Directors, in its sole and absolute discretion, may grant to any Person who makes a request therefor (a "Requesting Person") an exception from the Ownership Limit (or one or more elements thereof) if:

(i) such Person submits to the Board of Directors information satisfactory to the Board of Directors, in its reasonable discretion, demonstrating that such Requesting Person is not an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code);

(ii) such Requesting Person submits to the Board of Directors information satisfactory to the Board of Directors, in its reasonable discretion, demonstrating that no Person who is an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) would be considered to Beneficially Own shares of Capital Stock in excess of the Ownership Limit by reason of the Requesting Person's ownership of shares of Capital Stock in excess of the Ownership Limit pursuant to the exception granted under this subparagraph (b);

(iii) such Requesting Person submits to the Board of Directors information satisfactory to the Board of Directors, in its reasonable discretion, demonstrating that clause (2) of paragraph (a)(ii) of Section 6.2.1 will not be violated by reason of the Requesting Person's ownership of shares of Capital Stock in excess of the Ownership Limit pursuant to the exception granted under this paragraph (b); and

(iv) such Requesting Person provides to the Board of Directors such representations and undertakings, if any, as the Board of Directors may, in its sole and absolute discretion, require to ensure that the conditions in clauses (i), (ii) and (iii) hereof are satisfied and will continue to be satisfied throughout the period during which such Requesting Person owns shares of Capital Stock in excess of the Ownership Limit pursuant to any exception thereto granted under this subparagraph (b), and such Requesting Person agrees that any violation of such representations and undertakings or any attempted violation thereof will result in the application of the remedies set forth in Section 6.2 with respect to shares of Capital Stock held in excess of the Ownership Limit with respect to such Requesting Person (determined without regard to the exception granted such Requesting Person under this paragraph (b)).

(c) Prior to granting any exception or exemption pursuant to paragraph (a) or (b), the Board of Directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors, in its sole and absolute discretion as it may deem necessary or advisable in order to determine or ensure the Corporation's status as a REIT; provided, however, that the Board of Directors shall not be obligated to require obtaining a favorable ruling or opinion in order to grant an exception hereunder.

(d) Subject to Section 6.2.1(a)(ii), an underwriter which participates in a public offering or a private placement of shares of Capital Stock (or securities convertible into or exchangeable for shares of Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for shares of Capital Stock) in excess of the Ownership Limit, but only to the extent necessary to facilitate such public offering or private placement; and provided that the restrictions contained in Section 6.2.1(a) will not be violated following the distribution by such underwriter of such shares of Capital Stock.

(e) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Ownership Limit.

6.2.8 The Board of Directors may from time to time increase or decrease the Ownership Limit, subject to the limitations provided in this Section 6.2.8.

(a) Any decrease may be made only prospectively as to subsequent holders (other than a decrease as a result of a retroactive change in existing law, in which case such change shall be effective immediately); and further, any decrease may be made only to ensure the Corporation's status as a REIT.

(b) The Ownership Limit may not be increased if, after giving effect to such increase, five Persons who are considered individuals pursuant to Section 542 of the Code, as modified by Section 856(h)(3) of the Code (taking into account all of the Excepted Holders), could beneficially Own, in the aggregate, more than 49% of the value of the outstanding shares of Capital Stock.

(c) Prior to the modification of the Ownership Limit pursuant to this Section 6.2.8, the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Corporation's status as a REIT if the modification in the Ownership Limit were to be made.

6.2.9. Each certificate for shares of Capital Stock (or securities exercisable for or convertible into shares of Capital Stock) shall bear substantially the following legend:

The shares of Capital Stock represented by this certificate are subject to restrictions on Beneficial Ownership and Constructive Ownership and Transfer primarily for the purpose of the Corporation's maintenance of its status as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Except as expressly provided in the Charter, (i) no Person may Beneficially Own or Constructively Own shares of Common Stock of the Corporation in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding Common Stock of the Corporation unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) with respect to any class or series of shares of Capital Stock other than Common Stock, no Person may Beneficially Own or Constructively Own more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of such class or series of such stock of the Corporation (collectively, (i) and (ii) are referred to herein as the "Ownership Limit"), unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially Own or Constructively Own shares of Capital Stock that would result in the Corporation being "closely held" under Section 856(h) of the Code, or would cause either the Corporation to be considered to constructively own after application of the constructive ownership rules of Section 856(d)(5) of the Code an interest in a tenant that is described in Section 856(d)(2)(B) of the Code for purposes of applying Section 856(c) of the Code or MPT Operating Partnership, L.P. (or any successor thereto) to be considered to Constructively Own after application of the constructive ownership rules of Section 856(d)(5) of the Code, as modified by the rules of Section 7704(d) of the Code, an interest in a tenant that is described in Section 856(d)(2)(B) of the Code for purposes of applying Section 7704(d) of the Code; (iv) no Person may Transfer shares of Capital Stock if such Transfer would result in shares of Capital Stock of the Corporation being owned by fewer than 100 Persons; and (v) no Person may Transfer any class or series of shares of Capital Stock if such Transfer would result in any of the Benefit Plan Investors, on any date, holding, individually or in the aggregate, 25 percent or more of the value of such class or series of shares of Capital Stock. An "Excepted Holder" means a stockholder of the Corporation for whom an Excepted Holder Limit is created by the Board of Directors. Any Person who Beneficially Owns or Constructively Owns or attempts to Beneficially Own or Constructively Own shares of Capital Stock which cause or will cause a Person to Beneficially Own or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. The term "Benefit Plan Investor" has the meaning provided in 29 C.F.R. Section 2510.3-101(f)(2), or any successor regulation thereto. If any of the restrictions on Transfer are violated, the shares of Capital Stock represented hereby will be automatically transferred to a Charitable Trustee of a Charitable Trust for the benefit (except as otherwise provided in the Charter of the Corporation) of one or more Charitable Beneficiaries. In addition, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. A Person who (i) attempts to Beneficially Own or Constructively Own shares of Capital Stock in violation of the Transfer restrictions described above or, (ii) if such Person is a Benefit Plan Investor, attempts to hold, individually or in the aggregate, 25 percent or more of the value of any class or series of shares of Capital Stock in violation of the Transfer restrictions described above, shall have no claim, cause of action or any recourse whatsoever against a transferor of such shares of Capital Stock. All capitalized terms in this legend have the meanings defined in the Corporation's Charter, as the same may be amended from time to time, a copy of which, including the restrictions on

Transfer, will be furnished to each holder of shares of Capital Stock of the Corporation on request and without charge.

Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

6.3 Transfer of Shares of Capital Stock.

6.3.1. Upon any purported Transfer or other event described in Section 6.2.1(b) that would result in a transfer of shares of Capital Stock to a Charitable Trust, such shares of Capital Stock shall be deemed to have been transferred to the Charitable Trustee as trustee of a Charitable Trust for the exclusive benefit of one or more Charitable Beneficiaries (except to the extent otherwise provided in Section 6.3.5). Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to any purported Transfer or other event that otherwise results in the transfer to the Charitable Trust pursuant to Section 6.2.1(b). The Charitable Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 6.3.7.

6.3.2. Shares of Capital Stock held by the Charitable Trustee shall be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares of Capital Stock held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares of Capital Stock held in trust by the Charitable Trustee (except to the extent otherwise provided in Section 6.3.5), shall have no rights to dividends or other distributions, and shall not possess any rights to vote or other rights attributable to the shares of Capital Stock held in the Charitable Trust. The Prohibited Owner shall have no claim, cause of action or other recourse whatsoever against the purported transferor of such shares of Capital Stock.

6.3.3. The Charitable Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary (except to the extent otherwise provided in Section 6.3.5). Any dividend or other distribution paid prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Charitable Trustee shall be paid with respect to such shares of Capital Stock to the Charitable Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Charitable Trustee. Any dividends or distributions so paid over to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of Capital Stock held in the Charitable Trust and, subject to Maryland law, effective as of the date that shares of Capital Stock have been transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Charitable Trustee and (ii) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible action, then the Charitable Trustee shall not have the power to rescind and recast such vote. Notwithstanding the provisions of this Article VI, until the Corporation has received notification that shares of Capital Stock have been transferred into a Charitable Trust, the Corporation shall be entitled to rely on its stock transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies, and otherwise conducting votes of stockholders.

6.3.4. Upon any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of the assets of the Corporation, the Charitable Trustee shall be entitled to receive, ratably with each other holder of shares of Capital Stock of the class or series of shares of Capital Stock that is held in the Charitable Trust, that portion of the assets of the Corporation available for distribution to the holders of such class or series (determined based upon the ratio that the number of shares of such class or series of shares of Capital Stock held by the Charitable Trustee bears to the total number of shares of Capital Stock of such class or series of shares of Capital Stock then outstanding). The Charitable Trustee shall distribute any such assets received in respect of the shares of Capital Stock held in the Charitable Trust in any liquidation, dissolution or winding up or distribution of the assets of the Corporation, in accordance with Section 6.3.5.

6.3.5. (a) Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Charitable Trust, the Charitable Trustee of the Charitable Trust shall sell the shares of Capital Stock held in the Charitable Trust (together with the right to receive dividends or other distributions with respect to such shares of Capital Stock as to any shares of Capital Stock transferred to the Charitable Trustee as a result of the operation of Section 6.2.1(b)) to a person, designated by the Charitable Trustee, whose ownership of the shares of Capital Stock will not violate the ownership limitations set forth in Section 6.2.1(a). Upon such sale, the interest of the Charitable Beneficiary in the shares of Capital Stock sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 6.3.5.

(b) A Prohibited Owner shall receive the lesser of (1) the net price paid by the Prohibited Owner for the shares of Capital Stock or, if the Prohibited Owner did not give value for the shares of Capital Stock in connection with the event causing the shares of Capital Stock to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares of Capital Stock on the day of the event causing the shares of Capital Stock to be held in the Charitable Trust, and (2) the net sales proceeds per share received by the Charitable Trustee from the sale or other disposition of the shares of Capital Stock held in the Charitable Trust. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Charitable Trustee, such shares of Capital Stock are sold by a Prohibited Owner, then (i) such shares of Capital Stock shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares of Capital Stock that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 6.3.5, such excess shall be paid to the Charitable Trustee upon demand.

6.3.6 Shares of Capital Stock transferred to the Charitable Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise, gift or other such transaction, the Market Price of the shares of Capital Stock on the day of the event causing the shares of Capital Stock to be held in the Charitable Trust) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation shall have the right to accept such offer until the Charitable Trustee has sold the shares of Capital Stock held in the Charitable Trust pursuant to Section 6.3.5. Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares of Capital Stock sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

6.3.7 By written notice to the Charitable Trustee, the Corporation shall designate from time to time one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that (i) shares of Capital Stock held in the Charitable Trust would not violate the restrictions set forth in Section 6.2.1(a) in the hands of such Charitable Beneficiary and (ii) each such organization must be described in Sections 501(c)(3), 170(b)(1)(A) and 170(c)(2) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

6.4. Restrictions on Ownership and Transfer of Shares of Capital Stock by Benefit Plans.

6.4.1. (a) Notwithstanding any other provisions herein, if and to the extent that any class or series of shares of Capital Stock do not constitute Publicly Offered Securities, then Benefit Plan Investors may not, on any date, hold, individually or in the aggregate, 25 percent or more of the value of such class or series of shares of Capital Stock. For purposes of determining whether Benefit Plan Investors hold, individually or in the aggregate, 25 percent or more of the value of such class or series of shares of Capital Stock, the value of shares of Capital Stock of such class held by any director or officer of the Corporation, or any other Person who has discretionary authority or control with respect to the assets of the Corporation, or any Person who provides investment advice for a fee to the Corporation in connection with its assets, or an "affiliate" of such person, as defined in 29 C.F.R. Section 2510.3-101(f)(3), or any successor regulation thereto, shall be disregarded.

(b) If and to the extent that any class or series of shares of Capital Stock do not constitute Publicly Offered Securities, then no Person shall Transfer any shares of such Capital Stock if, as a result of the Transfer, the Benefit Plan Investors, on any date, hold, individually or in the aggregate, 25 percent or more of the value of such class or series of shares of Capital Stock in violation of 6.4.1(a).

6.4.2. (a) If any Transfers of shares of Capital Stock (whether or not such Transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) occurs which, if effective, would result in any of the Benefit Plan Investors, on any date, holding, individually or in the aggregate, 25 percent or more of the value of such class or series of shares of Capital Stock in violation of 6.4.1 or would otherwise result in the underlying assets and property of the Corporation becoming assets of any ERISA Investor:

(i) then that number of shares of Capital Stock the holding of which otherwise would cause any Person to violate Section 6.4.1 (rounded upward to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 6.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares of Capital Stock; or

(ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 6.4.1, then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 6.4.1 shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(b) If the Board of Directors or any duly authorized committee thereof shall at any time determine in good faith that (i) a Transfer or other event has taken place that results in a violation of Section 6.4.1 or will otherwise result in the underlying assets and property of the Corporation becoming assets of any ERISA Investor or (ii) that a Person intends to acquire or has attempted to acquire or hold shares of Capital Stock in a manner that will result in a violation of Section 6.4.1 or will otherwise result in the underlying assets and property of the Corporation becoming assets of any ERISA Investor, the Board of Directors or a committee thereof shall take such action as it deems advisable to mitigate, prevent or cure the consequences that might result to the Corporation from such Transfer or other event, including without limitation, refusing to give effect to or preventing such Transfer or event through redemption of such shares of Capital Stock or refusal to give effect to the Transfer or event on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Section 6.4.1 shall automatically result in the transfer to the Charitable Trust described above, and, where applicable under Section 6.4.2(a)(ii), such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or a committee thereof.

6.4.3. Any Person who acquires or attempts or intends to acquire or hold shares of Capital Stock that may violate Section 6.4.1, or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 6.4.2, shall provide to the Corporation such information as the Corporation may request in order to determine whether such acquisition or holding has resulted or will result in a violation of Section 6.4.1 or otherwise has resulted or will result in the underlying assets and property of the Corporation becoming assets of any ERISA Investor, including the name and address of any Person for whom a nominee holds shares of Capital Stock and whether the underlying assets of such Person include assets of any Benefit Plan Investor.

6.4.4 The Board of Directors, in its sole and absolute discretion, may exempt an ERISA Investor from the restrictions set forth in Section 6.4.1, provided that the Board of Directors obtains such representations and undertakings from such ERISA Investor as are reasonably necessary to ascertain that, as a result of such exemption, the underlying assets and property of the Corporation will not become assets of any ERISA Investor under ERISA.

6.5. NYSE. Nothing in this Article VI shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction takes place shall not negate the effect of any other provision of this Article VI and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VI.

6.6. Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VI.

6.7. Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

6.8. Enforceability. If any of the restrictions on transfer of shares of Capital Stock contained in this Article VI is determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the Prohibited Owner may be deemed, at the option of the Corporation, to have acted as an agent of the Corporation in acquiring such shares and to hold such shares on behalf of the Corporation.

6.9. Amendments. Notwithstanding any other provisions of the MGCL or the Charter to the contrary, the affirmative vote of stockholders holding at least two-thirds of all of the votes entitled to be cast thereon shall be required to amend, alter, change, repeal, or adopt any provisions inconsistent with, the provisions of this Article VI.

## ARTICLE VII

## DIRECTORS

7.1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

7.2. Election of Directors. Directors of the Corporation shall be elected by a plurality of the votes cast at any meeting of stockholders at which directors are to be elected and at which a quorum is present. Election of directors need not be by written ballot.

7.3. Number and Terms of Directors. The number of directors of the Corporation shall initially be fixed at 3, which number may be increased or decreased by the directors pursuant to the Bylaws, but shall never be less than 1. The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until the next annual meeting of stockholders and until his successor is duly elected and qualified or until his earlier resignation or removal. The names of the persons who will serve as directors of the Corporation until the next annual meeting of stockholders and until their successors are duly elected and qualified are Ronald S. Tucker, Jr., Ronald S. Tucker and Leticia I. Tucker.

7.4. Removal. A director may be removed from office, with or without cause, only by the affirmative vote of the holders of not less than two-thirds of the Capital Stock then outstanding and entitled to vote generally for the election of directors; provided, however, that, in the case of any director elected solely by holders of one or more classes of preferred stock, the director will be subject to removal in the manner set forth in the Charter provisions establishing the class or classes of preferred stock. For the purposes of this Section 7.4, "cause," with respect to the removal of any director, shall mean only (i) conviction of a felony, (ii) declaration of unsound mind by order of a court, (iii) gross negligence or gross dereliction of duty or (iv) commission or omission of an act that constitutes willful misconduct or a willful violation of law if such omission or action results in injury to the Corporation.

7.5. Determinations by Board. The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with the Charter and in the absence of actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a court, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sale of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation.

7.6. Rights of Objecting Stockholders. Holders of shares of Capital Stock of the Corporation shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the Maryland General Corporation Law unless the Board of Directors of the Corporation, upon the affirmative vote of a majority of the entire Board of Directors, shall determine that such rights shall apply, with respect to all or any classes or series of Capital Stock, to a particular transaction or all transactions occurring after the date of such determination in connection with which holders of such shares of Capital Stock of the Corporation would otherwise be entitled to exercise such rights.

## ARTICLE VIII

## LIMITATION OF LIABILITY

8.1. Limitation of Director Liability. To the maximum extent permitted by Maryland law in effect from time to time, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages. Neither the amendment nor repeal of this Article VIII, nor the adoption or amendment of any other provision of the Charter or the Bylaws inconsistent with this Article VIII, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

## ARTICLE IX

## INDEMNIFICATION

The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as director, officer, partner or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above or to any employee or agent of the Corporation or a predecessor of the Corporation.

## ARTICLE X

## APPLICABILITY OF CERTAIN STATUTES

10.1. Business Combination Statute. Notwithstanding any other provision of the Charter or any contrary provision of law, the Maryland Business Combination Statute, found in Title 3, subtitle 6 of the MGCL, as amended from time to time, or any successor statute thereto, shall not apply to any "business combination" (as defined in Section 3-601(e) of the MGCL, as amended from time to time, or any successor statute thereto) of the Corporation and any Person.

10.2. Control Share Acquisition Statute. Notwithstanding any other provision of the Charter or any contrary provision of law, the Maryland Control Share Acquisition Statute, found in Title 3, subtitle 7 of the MGCL, as amended from time to time, or any successor statute thereto shall not apply to any acquisition of securities of the Corporation by any Person.

10.3. Unsolicited Takeover Statute. Notwithstanding any other provision of the Charter or any contrary provision of law, Title 3, subtitle 8 of the MGCL, as amended from time to time, or any successor statute thereto, shall not apply to the Corporation.

## ARTICLE XI

## AMENDMENT OF CHARTER

11.1. Amendment. The Corporation reserves the right from time to time to make any amendment of the Charter, now or hereafter authorized by law, including any amendment which alters the contract rights, as expressly set forth in the Charter, of any of its outstanding stock, and all rights conferred by the Charter on stockholders, directors and officers are granted subject to this reservation.

## ARTICLE XII

## DEFINITIONS

Except as otherwise defined in Article VI, for purposes of the Charter, the following terms shall have the following meanings:

(a) "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, or any subsequent provisions replacing such Act, rules and regulations.

(b) "Business Day" shall mean each day, other than a Saturday or Sunday, which is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(c) "Group Acting in Concert" shall mean Persons seeking to combine or pool their voting or other interests in the securities of the Corporation for a common purpose, pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written, oral or otherwise, or any group of Persons as described under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (or any subsequent provisions replacing such Act or the rules and regulations promulgated thereunder). When Persons act together for any such purpose, their group is deemed to have acquired their stock as a "Group Acting in Concert".

(d) "Person" shall mean an individual or Group Acting in Concert, a corporation, a partnership, an association, a joint stock company, a trust, a business trust, a government or political subdivision, any unincorporated organization, or any other association or entity.

(Signatures on Next Page)

IN WITNESS WHEREOF, I have signed these articles and acknowledge the same to be my act.

Signature of Incorporator

By: [signature]

Ronald S. Tucker

The Undersigned on behalf of National Registered Agents, Inc. of MD hereby consents to its designation in this document as resident agent for this corporation.

Signature Of Resident Agent
Listed in Article 4.2.

National Registered Agents, Inc. of MD

By: [signature]

**Matt Thompson, Assistant Secretary**

**SENIOR CARE COMMUNITIES TRUST, INC.**

**BYLAWS**

## ARTICLE I

## OFFICES

Section 1. PRINCIPAL OFFICE. The principal office of the Corporation shall be located at such place or places as the Board of Directors may designate.

Section 2. ADDITIONAL OFFICES. The Corporation may have additional offices at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

## ARTICLE II

## MEETINGS OF SHAREHOLDERS

Section 1. PLACE. All meetings of shareholders shall be held at the principal office of the Corporation or at such other place within the United States as shall be stated in the notice of the meeting.

Section 2. ANNUAL MEETING. An annual meeting of the shareholders for the election of Directors and the transaction of any business within the powers of the Corporation shall be held during the month of May of each year, after the delivery of the annual report, referred to in Section 12 of this Article II, at a convenient location and on proper notice, on a date and at the time set by the Board of Directors, beginning with the year 2010. Failure to hold an annual meeting does not invalidate the Corporation's existence or affect any otherwise valid acts of the Corporation.

Section 3. SPECIAL MEETINGS. The chairman of the board or the president or one-third of the Directors may call special meetings of the shareholders. Special meetings of shareholders shall also be called by the secretary upon the written request of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at such meeting. Such request shall state the purpose of such meeting and the matters proposed to be acted on at such meeting. The secretary shall inform such shareholders of the reasonably estimated cost of preparing and mailing notice of the meeting and, upon payment by such shareholders to the Corporation of such costs, the secretary shall give notice to each shareholder entitled to notice of the meeting. Unless requested by shareholders entitled to cast a majority of all the votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any meeting of the shareholders held during the preceding twelve months.

Section 4. PARTICIPATION IN MEETING VIA CONFERENCE COMMUNICATIONS. The Corporation may allow stockholders to participate in an annual, regular and special meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time, which constitutes presents in person at the meeting.

Section 4. NOTICE. Not less than ten nor more than 90 days before each meeting of shareholders, the secretary shall give to each shareholder entitled to vote at such meeting who is entitled to notice of the meeting written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, either by mail or by presenting it to such shareholder personally or by leaving it at his residence or usual place of business or transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder at his post office address as it appears on the records of the Corporation, with postage thereon prepaid.

Section 5. SCOPE OF NOTICE. Any business of the Corporation may be transacted at an annual meeting of shareholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of shareholders except as specifically designated in the notice.

Section 6. ORGANIZATION. At every meeting of the shareholders, the Chairman of the Board, if there be one, shall conduct the meeting or, in the case of vacancy in office or absence of the Chairman of the Board, one of the following officers present shall conduct the meeting in the order stated: the Vice Chairman of the Board, if there be one, the President, the Vice Presidents in their order of rank and seniority, or a Chairman chosen by the shareholders entitled to cast a majority of the votes which all shareholders present in person or by proxy are entitled to cast, shall act as Chairman, and the Secretary, or, in his absence, an assistant secretary, or in the absence of both the Secretary and assistant secretaries, a person appointed by the Chairman shall act as Secretary.

Section 7. QUORUM. At any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum; but this section shall not affect any requirement under any statute or the Articles of Incorporation for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the shareholders, the shareholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 8. VOTING. A plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Director. Each share may be voted for as many individuals as there are Directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required herein or by statute or by the Articles of Incorporation. Unless otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 9. PROXIES. A shareholder may cast the votes entitled to be cast by the shares owned of record by him either in person or by proxy executed in writing by the shareholder or by his duly authorized agent. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 10. VOTING OF SHARES BY CERTAIN HOLDERS. Shares of the Corporation registered in the name of a corporation, partnership, Corporation or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or Director thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such shares pursuant to a bylaw or a resolution of the governing board of such corporation or other entity or agreement of the partners of the partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such shares. Any Director or other fiduciary may vote shares registered in his name as such fiduciary, either in person or by proxy.

Shares of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board of Directors may adopt by resolution a procedure by which a shareholder may certify in writing to the Corporation that any shares registered in the name of the shareholder are held for the account of a specified person other than the shareholder. The resolution shall set forth the class of shareholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the share transfer books, the time after the record date or closing of the share transfer books within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board of Directors consider necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the shareholder of record of the specified shares in place of the shareholder who makes the certification.

Section 11. INSPECTORS. At any meeting of shareholders, the chairman of the meeting may appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of shares represented at the meeting based upon their determination of the validity and effect of proxies, count all votes, report the results and perform such other acts as are proper to conduct the election and voting with impartiality and fairness to all the shareholders.

Each report of an inspector shall be in writing and signed by him or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 12. REPORTS TO SHAREHOLDERS. The Board of Directors shall submit to the shareholders at or before the annual meeting of shareholders a report of the business and operations of the Corporation during such fiscal year, containing a balance sheet and a statement of income and surplus of the Corporation, accompanied by the certification of an independent certified public accountant, and such further information as the Board of Directors may determine is required pursuant to any law or regulation to which the Corporation is subject. Within the earlier of 20 days after the annual meeting of shareholders or 120 days after the end of the fiscal year of the Corporation, the Board of Directors shall place the annual report on file at the principal office of the Corporation and with any governmental agencies as may be required by law and as the Board of Directors may deem appropriate.

Section 13. INFORMAL ACTION BY SHAREHOLDERS. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent is given in writing or by electronic transmission by each stockholder entitled to vote on the matter;, setting forth such action, and filed in paper or electronic form with the records of stockholders meetings.

Section 14. VOTING BY BALLOT. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any shareholder shall demand that voting be by ballot.

## ARTICLE III

## DIRECTORS

Section 1. GENERAL POWERS; QUALIFICATIONS; DIRECTORS HOLDING OVER. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors. All powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation. A Director shall be an individual at least 21 years of age who is not under legal disability. In case of failure to elect Directors at an annual meeting of the shareholders, the Directors holding over shall continue to direct the management of the business and affairs of the Corporation until their successors are elected and qualify.

Section 2. NUMBER. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of Directors, and may divide the number of directors into 2 or more classes with each class's term of office to be 2 or more years, not to exceed 5 years.

Section 3. CLASSES OF DIRECTORS. The number of directors is three. They shall be divided into 3 Classes to server for a term of office of 3 years; except that the initial Class 1 director's term of office shall be 1 year, the Class 2 director's term shall be 2 years, and the Class 3 director's term shall be 3 years.

Section 4. ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of shareholders, no notice other than this Bylaw being necessary. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Maryland, for the holding of regular meetings of the Board of Directors without other notice than such resolution.

Section 5. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the chairman of the board or the president or by a majority of the Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Maryland, as the place for holding any special meeting of the Board of Directors called by them.

Section 6. NOTICE. Notice of any special meeting shall be given by written notice delivered personally, telegraphed, facsimile-transmitted or mailed to each Director at his business or residence address. Personally delivered or telegraphed notices shall be given at least two days prior to the meeting. Notice by mail shall be given at least five days prior to the meeting. Telephone or facsimile-transmission notice shall be given at least 24 hours prior to the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. If given by telegram, such notice shall be deemed to be given when the telegram is delivered to the telegraph company. Telephone notice shall be deemed given when the Director is personally given such notice in a telephone call to which he is a party. Facsimile-transmission notice shall be deemed given upon completion of the transmission of the message to the number given to the Corporation by the Director and receipt of a completed answer-back indicating receipt. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 7. QUORUM. A majority of the Board of Directors shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such Directors are present at said meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to the Articles of Incorporation or these Bylaws, the vote of a majority of a particular group of Directors is required for action, a quorum must also include a majority of such group.

The Directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

Section 8. VOTING. The action of the majority of the Directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable statute.

Section 9. TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10. INFORMAL ACTION BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action by each Director and is filed in paper or electronic form with the minutes of proceedings of the Board of Directors.

Section 11. VACANCIES. If for any reason any or all the Directors cease to be Directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining Directors hereunder (even if fewer than a quorum of Directors remain). A majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board which results from any cause except an increase in the number of directors, which is to be filled by a majority of the entire board of directors. Any individual so elected as a Director shall hold office for the unexpired term of the Director he is replacing.

Section 12. COMPENSATION; FINANCIAL ASSISTANCE. (a) Compensation. Directors shall not receive any stated salary for their services as Directors but, by resolution of the Board of Directors, may receive compensation per year and/or per meeting and/or per visit to real property owned or to be acquired by the Corporation and for any service or activity they performed or engaged in as Directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof; and for their expenses, if any, in connection with each property visit and any other service or activity performed or engaged in as Directors; but nothing herein contained shall be construed to preclude any Directors from serving the Corporation in any other capacity and receiving compensation therefor.

(b) Financial Assistance to Directors. The Corporation may lend money to, guarantee an obligation of or otherwise assist a director or a director of its direct or indirect subsidiary, provided the loan, guarantee, or assistance, in the judgment of the directors, reasonably may be expected to benefit the corporation; or is an advance made against indemnification in accordance with Section 2-418(f) of the Maryland General Corporation Law. The loan, guarantee or other assistance may be with or without interest, unsecured, or secured in any manner that the Board of Directors approves, including a pledge of Shares.

Section 13. REMOVAL OF DIRECTORS. The stockholders may remove any director, with of preferred or without cause, by the affirmative vote of two-thirds of the Capital Stock then outstanding and entitled to vote generally for the election of directors; provided, however, that if the stockholders of one or more class or series of preferred stock are entitled separately to elect one or more directors, a director elected by a class or series will be subject to removal in the manner set forth in the Charter provisions establishing the class or series of preferred stock. For purposes of this Section 13, "cause," with respect to the removal of any director, shall have the meaning set forth in Section 7.4 of Article VII.

Section 14. LOSS OF DEPOSITS. No Director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or shares have been deposited.

Section 15. SURETY BONDS. Unless required by law, no Director shall be obligated to give any bond or surety or other security for the performance of any of his duties.

Section 16. RELIANCE. Each Director, officer, employee and agent of the Corporation shall, in the performance of his duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the directors or officers of the Corporation, regardless of whether such counsel or expert may also be a Director.

Section 17. INTERESTED DIRECTOR TRANSACTIONS. Section 2-419 of the Maryland General Corporation Law (the "MGCL") shall be available for and apply to any contract or other transaction between the Corporation and any of its Directors or between the Corporation and any other trust, corporation, firm or other entity in which any of its Directors is a trust or director or has a material financial interest.

Section 18. CERTAIN RIGHTS OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The Directors shall have no responsibility to devote their full time to the affairs of the Corporation. Any Director or officer, employee or agent of the Corporation (other than a full-time officer, employee or agent of the Corporation), in his personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar or in addition to those of or relating to the Corporation.

## ARTICLE IV

## COMMITTEES

Section 1. NUMBER, TENURE AND QUALIFICATIONS. The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee and other committees, composed of one or more Directors, to serve at the pleasure of the Board of Directors.

Section 2. POWERS. The Board of Directors may delegate to committees appointed under Section 1 of this Article any of the powers of the Directors, except as prohibited by law.

Section 3. MEETINGS. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another Director to act in the place of such absent member. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors.

One-third, but (in the case of a committee of two or more members) not less than two, of the members of any committee shall be present in person at any meeting of such committee in order to constitute a quorum for the transaction of business at such meeting, and the act of a majority present shall be the act of such committee. The Board of Directors may designate a chairman of any committee, and such chairman or any two members of any committee may fix the time and place of its meetings unless the Board shall otherwise provide. In the absence or disqualification of any member of any such committee, the members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of such absent or disqualified members.

Each committee shall keep minutes of its proceedings and shall report the same to the Board of Directors at the next succeeding meeting, and any action by the committee shall be subject to revision and alteration by the Board of Directors, provided that no rights of third persons shall be affected by any such revision or alteration.

Section 4. TELEPHONE MEETINGS. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5. INFORMAL ACTION BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing to such action is signed by each member of the committee and such written consent is filed with the minutes of proceedings of such committee.

Section 6. VACANCIES. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee.

## ARTICLE V

## OFFICERS

Section 1. GENERAL PROVISIONS. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chairman of the board, a vice chairman of the board, a chief executive officer, a chief operating officer, a chief financial officer, one or more vice presidents, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Directors may from time to time appoint such other officers with such powers and duties as they shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his successor is elected and qualifies or until his death, resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. In their discretion, the Directors may leave unfilled any office except that of president and secretary. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed by the Board of Directors if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving written notice of his resignation to the Directors, the chairman of the board, the president or the secretary. Any resignation shall take effect at any time subsequent to the time specified therein or, if the time when it shall become effective is not specified therein, immediately upon its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3. VACANCIES. A vacancy in any office may be filled by the Board of Directors for the balance of the term.

Section 4. CHIEF EXECUTIVE OFFICER. The Board of Directors may designate a chief executive officer from among the elected officers. The chief executive officer shall have responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the administration of the business affairs of the Corporation. In the absence of both the chairman and vice chairman of the board, the chief executive officer shall preside over the meetings of the Board of Directors and of the shareholders at which he shall be present.

Section 5. CHIEF OPERATING OFFICER. The Board of Directors may designate a chief operating officer from among the elected officers. Said officer will have the responsibilities and duties as set forth by the Board of Directors or the chief executive officer.

Section 6. CHIEF FINANCIAL OFFICER. The Board of Directors may designate a chief financial officer from among the elected officers. Said officer will have the responsibilities and duties as set forth by the Board of Directors or the chief executive officer.

Section 7. CHAIRMAN AND VICE CHAIRMAN OF THE BOARD. The chairman of the board shall preside over the meetings of the Board of Directors and of the shareholders at which he shall be present and shall in general oversee all of the business and affairs of the Corporation. In the absence of the chairman of the board, the vice chairman of the board shall preside at such meetings at which he shall be present. The chairman and the vice chairman of the board may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed. The chairman of the board and the vice chairman of the board shall perform such other duties as may be assigned to him or them by the Board of Directors.

Section 8. PRESIDENT. In the absence of the chairman, the vice chairman of the board and the chief executive officer, the president shall preside over the meetings of the Board of Directors and of the shareholders at which he shall be present. In the absence of a designation of a chief executive officer by the Board of Directors, the president shall be the chief executive officer and shall be ex officio a member of all committees that may, from time to time, be constituted by the Board of Directors. The president may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

Section 9. VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to him by the president or by the Board of Directors. The Board of Directors may designate one or more vice presidents as executive vice president or as vice president for particular areas of responsibility.

Section 10. SECRETARY. The secretary shall (a) keep the minutes of the proceedings of the shareholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the Corporation records and of the seal of the Corporation; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) have general charge of the share transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him by the chief executive officer, the president or by the Board of Directors.

Section 11. TREASURER. The treasurer shall have the custody of the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Board of Directors, at the regular meetings of the Board of Directors or whenever they may require it, an account of all his transactions as treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, he shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 12. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board of Directors. The assistant treasurers shall, if required by the Board of Directors, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors.

Section 13. SALARIES. The salaries and other compensation of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary or other compensation by reason of the fact that he is also a Director.

Section 14. FINANCIAL ASSISTANCE. The Corporation may lend money to, guarantee an obligation of or otherwise assist an officer or an officer of its direct or indirect subsidiary, provided the loan, guarantee, or assistance, in the judgment of the directors, reasonably may be expected to benefit the corporation; or is an advance made against indemnification in accordance with Section 2-418(f) of the Maryland General Corporation Law. The loan, guarantee or other assistance may be with or without interest, unsecured, or secured in any manner that the Board of Directors approves, including a pledge of Shares.

## ARTICLE VI

## CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document executed by one or more of the Directors or by an authorized person shall be valid and binding upon the Board of Directors and upon the Corporation when authorized or ratified by action of the Board of Directors.

Section 2. CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board of Directors.

Section 3. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, Corporation companies or other depositories as the Board of Directors may designate.

## ARTICLE VII

## SHARES

Section 1. CERTIFICATES. Each shareholder shall be entitled to a certificate or certificates which shall represent and certify the number of shares of each class of beneficial interests held by him in the Corporation. Each certificate shall be signed by the chief executive officer, the president or a vice president and countersigned by the secretary or an assistant secretary or the treasurer or an assistant treasurer and may be sealed with the seal, if any,of the Corporation. The signatures may be either manual or facsimile. Certificates shall be consecutively numbered; and if the Corporation shall, from time to time, issue several classes of shares, each class may have its own number series. A certificate is valid and may be issued whether or not an officer who signed it is still an officer when it is issued. Each certificate representing shares which are restricted as to their transferability or voting powers, which are preferred or limited as to their dividends or as to their allocable portion of the assets upon liquidation or which are redeemable at the option of the Corporation, shall have a statement of such restriction, limitation, preference or redemption provision, or a summary thereof, plainly stated on the certificate. In lieu of such statement or summary, the Corporation may set forth upon the face or back of the certificate a statement that the Corporation will furnish to any shareholder, upon request and without charge, a full statement of such information.

Section 2. TRANSFERS. Certificates shall be treated as negotiable and title thereto and to the shares they represent shall be transferred by delivery thereof to the same extent as those of a Maryland stock corporation. Upon surrender to the Corporation or the transfer agent of the Corporation of a share certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

The Corporation shall be entitled to treat the holder of record of any share or shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Section 3. REPLACEMENT CERTIFICATE. Any officer designated by the Board of Directors may direct a new certificate to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, an officer designated by the Board of Directors may, in his discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner's legal representative to advertise the same in such manner as he shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.

Section 4. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. The Board of Directors may set, in advance, a record date for the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or determining shareholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of shareholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of shareholders not less than ten days, before the date on which the meeting or particular action requiring such determination of shareholders of record is to be held or taken.

In lieu of fixing a record date, the Board of Directors may provide that the share transfer books shall be closed for a stated period but not longer than 20 days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days before the date of such meeting.

If no record date is fixed and the share transfer books are not closed for the determination of shareholders, (a) the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of shareholders entitled to receive payment of a dividend or an allotment of any other rights shall be the close of business on the day on which the resolution of the Board of Directors, declaring the dividend or allotment of rights, is adopted.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5. STOCK LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each shareholder and the number of shares of each class held by such shareholder.

Section 6. FRACTIONAL SHARES; ISSUANCE OF UNITS. The Board of Directors may issue fractional shares or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Declaration of Corporation or these Bylaws, the Board of Directors may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

## ARTICLE VIII

## ACCOUNTING YEAR

The fiscal year of the Corporation shall be December 31.

## ARTICLE IX

## DISTRIBUTIONS

Section 1. AUTHORIZATION. Dividends and other distributions upon the shares of the Corporation may be authorized and declared by the Board of Directors, subject to the provisions of law and the Articles of Incorporation. Dividends and other distributions may be paid in cash, property or shares of the Corporation, subject to the provisions of law and the Articles of Incorporation.

Section 2. CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any funds of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in their absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

## ARTICLE X

## INVESTMENT POLICY

Subject to the provisions of the Articles of Incorporation, the Board of Directors may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments in real property, real estate assets, and interest in real property by the Corporation as it shall deem appropriate in its sole discretion.

## ARTICLE XI

## SEAL

Section 1. SEAL. The Board of Directors may authorize the adoption of a seal by the Corporation. The seal shall have inscribed thereon the name of the Corporation and the year of its formation. The Directors may authorize one or more duplicate seals and provide for the custody thereof.

Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

## ARTICLE XII

## INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify (a) any Director, officer or shareholder or any former Director, officer or shareholder (including among the foregoing, for all purposes of this Article XII and without limitation, any individual who, while a Director, officer or shareholder and at the express request of the Corporation, serves or has served another real estate investment Corporation, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, shareholder, partner or Director of such real estate investment Corporation, corporation, partnership, joint venture, Corporation, employee benefit plan or other enterprise) who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of service in such capacity, against reasonable expenses incurred by him in connection with the proceeding, (b) any Director or officer or any former Director or officer against any claim or liability to which he may become subject by reason of such status unless it is established that (i) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful and (c) each shareholder or former shareholder against any claim or liability to which he may become subject by reason of such status. In addition, the Corporation shall, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a Director, officer or shareholder or former Director, officer or shareholder made a party to a proceeding by reason such status, provided that, in the case of a Director or officer, the Corporation shall have received (i) a written affirmation by the Director or officer of his good faith belief that he has met the applicable standard of conduct necessary for indemnification by the Corporation as authorized by these Bylaws and (ii) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the Corporation if it shall ultimately be determined that the applicable standard of conduct was not met. The Corporation may, with the approval of its Board of Directors, provide such indemnification or payment or reimbursement of expenses to any Director, officer or shareholder or any former Director, officer or shareholder who served a predecessor of the Corporation and to any employee or agent of the Corporation or a predecessor of the Corporation. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Declaration of Corporation or these Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Any indemnification or payment or reimbursement of the expenses permitted by these Bylaws shall be furnished in accordance with the procedures provided for indemnification or payment or reimbursement of expenses, as the case may be, under Section 2-418 of the MGCL for directors of Maryland corporations. The Corporation may provide to Directors, officers and shareholders such other and further indemnification or payment or reimbursement of expenses, as the case may be, to the fullest extent permitted by the MGCL, as in effect from time to time, for directors of Maryland corporations.

## ARTICLE XIII

## WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Articles of Incorporation or Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

## ARTICLE XIV

## AMENDMENT OF BYLAWS

The Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws.

**ARTICLE XV**

**MISCELLANEOUS**

All references to the Articles of Incorporation shall include any amendments thereto.

## Signatures and Attestation

Adopted by the Board of Directors of the corporation on July , 2009.

_______________________________

Ronald S. Tucker, President

CERTIFICATE OF SECRETARY

I, The undersigned, do hereby certify:

That I am the duly elected, qualified, and acting secretary of Senior Care Communities Trust, Inc., a Maryland corporation, and that the foregoing bylaws, consisting of 15 pages, constitute the original bylaws of said corporation duly adopted at the organizational meeting duly held on the __ day of ____________________, 2009.

In witness whereof, I have subscribed my name and affixed the seal of said corporation this __th day of __________________, 2009.

___________________________________

Leticia I. Tucker, Secretary

NUMBER

0

INCORPORATED UNDER THE LAWS OF THE STATE OF MARYLAND

SHARES

# SENIOR CARE COMMUNITIES TRUST, INC.

90,000,000 SHARES PAR VALUE $.001 EACH
COMMON STOCK

See Reverse for Certain Definitions

SPECIMEN

**This is to Certify that** ______________________ **is the owner of**

______________________

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF
SENIOR CARE COMMUNITIES TRUST, INC.

*transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

**Witness,** *the seal of the Corporation and the signatures of its duly authorized officers.*

**Dated**

______________________ PRESIDENT

______________________ SECRETARY

© 1999 CORPEX BANKNOTE CO., BAY SHORE N.Y.

# WARRANT AGREEMENT
for "Class A Warrants"

AGREEMENT (this "Agreement") dated as of October 20, 2009, by and among the Senior Care Communities Trust, Inc., a Maryland corporation (the "Company"), and EPIC Corporation, a Colorado corporation, as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 1,000,000 Class A Warrants ("Warrants"), each Warrant exercisable to purchase one share of the Company's common stock, $0.001 par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 90,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 79860 Tangelo, California 92253.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.90 per share for 1,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.
"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 60 month after the effective

date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any un-exercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, non-assessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney in fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g) The Company may lower the Exercise Price and/or extend the Warrant Expiration Date in the absolute discretion of the Company.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and non-assessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 79860 Tangelo, La Quinta, California 92253.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Senior Care Communities Trust, Inc.

By:
Name: Ronald S. Tucker
Title: President

EPIC Corporation

By:
Name: Ronald S. Tucker
Title: President

No. Of Warrants 1,000,000 ____________ Certificate No: ______________

EXHIBIT A

## CLASS A WARRANT CERTIFICATE FOR PURCHASE OF COMMON STOCK

## SENIOR CARE COMMUNITIES TRUST, INC.

This certifies that FOR VALUE RECEIVED _______ or registered assigns (the "Registered Holder") is the owner of ________(______) warrants ("Warrants"). Each Warrant entitles the Registered Holder to purchase one fully paid and non assessable share of Common Stock, no par value ("Common Stock"), of Senior Care Communities Trust, Inc.., a Maryland corporation (the "Company"), at any time commencing ________________, _________ and prior to 5:00 P.M. (Colorado time) on __________________________ (the "Expiration Date"). The Registered Holder, upon the presentation and surrender of this Certificate with the duly executed Subscription Form at the Company's corporate office accompanied with the payment of $0.90 per Warrant (the "Purchase Price") in cash, check or certified check made payable to "Senior Care - Warrants". The Company may, at its election, extend the Expiration Date and reduce the Purchase Price.

This Certificate and each Warrant represented hereby are issued pursuant to and are subject to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated _____________. The Purchase Price or the number of shares of Common Stock subject to purchase upon the exercise of the Warrant are subject to modification or adjustment. The right to subscribe and to receive unrestricted shares is limited.

Each Warrant is exercisable at the option of the Registered Holder. No fractional shares of Common Stock will be issued. If less than all the Warrants represented hereby are subscribed, the Company shall cancel this Certificate and shall execute and deliver a new Certificate or Certificates of like tenor for the balance of the Warrants.

This Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the Company's corporate office or stock transfer agent for a new Certificate or Certificates of like tenor representing an equal aggregate number of Warrants, each new Certificates to represent the number of Warrants designated by the Registered Holder at the time of such surrender. Upon due presentment with any tax or other governmental charge imposed in connection therewith, for registration and transfer of this Certificate, a new Certificate or Certificates representing an equal aggregate number of Warrants will be issued to the transferee, subject to the limitations provided in the Warrant Agreement.

The Registered Holder, as to the rights within this certificate, is not be entitled to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement. Prior to presentment for registration of transfer, the Company may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby.

This Certificate shall be governed by and construed according to the laws of the State of Maryland.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

Senior Care Communities Trust, Inc.

Dated:

______________________________ ______________________________

Secretary President

**SUBSCRIPTION FORM**

(To Be Executed by the Registered Holder in Order to Exercise Warrants)

The undersigned Registered Holder hereby irrevocably elects to exercise ___________ Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in the name of

_______________________________________ [please print or type name and address]

_______________________________________ [Taxpayer identification number]

and be delivered to _______________________________________ [please print or type name and address]

_______________________________________

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at

_______________________________________.

The undersigned represents that the exercise of the within Warrant was solicited by a member of the National Association of Securities Dealers, Inc. If not solicited by an NASD member, please write "unsolicited" in the space below.

Dated: ______________________

_______________________________ (Name of NASD Member)

By: ______________________________

_______________________________ [please print or type address]

______________________________

_______________________________

Signature Guaranteed

______________________________

Taxpayer Identification Number

**ASSIGNMENT**

(To Be Executed by the Registered Holder in Order to Assign Warrants)

FOR VALUE RECEIVED, _______________________________________ hereby sells, assigns and

transfers unto _______________________________________ [please print or type name and address]

_______________________________ [Taxpayer identification number]

_______________________________________

___________ Warrants of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints

______________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated: ______________________

Signature Guaranteed

______________________________

______________________________

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR MIDWEST STOCK EXCHANGE.

# WARRANT AGREEMENT
for "Class B Warrants"

AGREEMENT (this "Agreement") dated as of October 20, 2009, by and among the Senior Care Communities Trust, Inc., a Maryland corporation (the "Company"), and EPIC Corporation, a Colorado corporation, as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 1,000,000 Class B Warrants ("Warrants"), each Warrant exercisable to purchase one share of the Company's common stock, $0.001 par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 90,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 79860 Tangelo, California 92253.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $1.10 per share for 1,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders. "Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 48 month after the effective

date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any un-exercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorneyinfact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g) The Company may lower the Exercise Price and/or extend the Warrant Expiration Date in the absolute discretion of the Company.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and non-assessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the

Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 79860 Tangelo, La Quinta, California 92253.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Senior Care Communities Trust, Inc.

By:
Name: Ronald S. Tucker
Title: President

EPIC Corporation

By:
Name: Ronald S. Tucker
Title: President

No. Of Warrants 1,000,000 ____________ Certificate No: ______________

EXHIBIT A

**CLASS B WARRANT CERTIFICATE FOR PURCHASE OF COMMON STOCK**

**SENIOR CARE COMMUNITIES TRUST, INC.**

This certifies that FOR VALUE RECEIVED _______ or registered assigns (the "Registered Holder") is the owner of ________(______) warrants ("Warrants"). Each Warrant entitles the Registered Holder to purchase one fully paid and non assessable share of Common Stock, no par value ("Common Stock"), of Senior Care Communities Trust, Inc., a Maryland corporation (the "Company"), at any time commencing _______________, ________ and prior to 5:00 P.M. (Colorado time) on ________________________ (the "Expiration Date"). The Registered Holder, upon the presentation and surrender of this Certificate with the duly executed Subscription Form at the Company's corporate office accompanied with the payment of $1.10 per Warrant (the "Purchase Price") in cash, check or certified check made payable to "Senior Care - Warrants". The Company may, at its election, extend the Expiration Date and reduce the Purchase Price.

This Certificate and each Warrant represented hereby are issued pursuant to and are subject to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated _____________. The Purchase Price or the number of shares of Common Stock subject to purchase upon the exercise of the Warrant are subject to modification or adjustment. The right to subscribe and to receive unrestricted shares is limited.

Each Warrant is exercisable at the option of the Registered Holder. No fractional shares of Common Stock will be issued. If less than all the Warrants represented hereby are subscribed, the Company shall cancel this Certificate and shall execute and deliver a new Certificate or Certificates of like tenor for the balance of the Warrants.

This Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the Company's corporate office or stock transfer agent for a new Certificate or Certificates of like tenor representing an equal aggregate number of Warrants, each new Certificates to represent the number of Warrants designated by the Registered Holder at the time of such surrender. Upon due presentment with any tax or other governmental charge imposed in connection therewith, for registration and transfer of this Certificate, a new Certificate or Certificates representing an equal aggregate number of Warrants will be issued to the transferee, subject to the limitations provided in the Warrant Agreement.

The Registered Holder, as to the rights within this certificate, is not be entitled to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement. Prior to presentment for registration of transfer, the Company may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby.

This Certificate shall be governed by and construed according to the laws of the State of Maryland.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

Senior Care Communities Trust, Inc.

Dated:

______________________________ ______________________________

Secretary President

**SUBSCRIPTION FORM**

(To Be Executed by the Registered Holder in Order to Exercise Warrants)

The undersigned Registered Holder hereby irrevocably elects to exercise ___________ Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in the name of

_______________________________________________ _______________________________________

[please print or type name and address] [Taxpayer identification number]

and be delivered to _______________________________________________________________________

[please print or type name and address]

____________________________________________________________________________________________

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at

____________________________________________________________________________________________.

The undersigned represents that the exercise of the within Warrant was solicited by a member of the National Association of Securities Dealers, Inc. If not solicited by an NASD member, please write "unsolicited" in the space below.

Dated: _________________________ _____________________________________

(Name of NASD Member)

By: ___________________________________ _____________________________________

[please print or type address]

_______________________________________ _____________________________________

Signature Guaranteed

________________________________

Taxpayer Identification Number

**ASSIGNMENT**

(To Be Executed by the Registered Holder in Order to Assign Warrants)

FOR VALUE RECEIVED, ______________________________________________ hereby sells, assigns and

transfers unto __________________________________________________ ______________________________

[please print or type name and address] [Taxpayer identification number]

____________________________________________________________________________________________

___________ Warrants of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints

______________________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated: ______________________ Signature Guaranteed

___________________________________ __________________________

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR MIDWEST STOCK EXCHANGE.

# WARRANT AGREEMENT
for "Class C Warrants"

AGREEMENT (this "Agreement") dated as of October 20, 2009, by and among the Senior Care Communities Trust, Inc., a Maryland corporation (the "Company"), and EPIC Corporation, a Colorado corporation, as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 2,000,000 Class C Warrants ("Warrants"), each Warrant exercisable to purchase one share of the Company's common stock, $0.001 par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 90,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 79860 Tangelo, California 92253.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $1.20 per share for 2,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders. "Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 60 month after the effective

date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any un-exercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining un-exercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, non-assessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney in fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g) The Company may lower the Exercise Price and/or extend the Warrant Expiration Date in the absolute discretion of the Company.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and non-assessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the

Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 79860 Tangelo, La Quinta, California 92253.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Senior Care Communities Trust, Inc.

By:
Name: Ronald S. Tucker
Title: President

EPIC Corporation

By:
Name: Ronald S. Tucker
Title: President

No. Of Warrants 2,000,000 ____________ Certificate No: ____________

EXHIBIT A

**CLASS C WARRANT CERTIFICATE FOR PURCHASE OF COMMON STOCK**

**SENIOR CARE COMMUNITIES TRUST, INC.**

This certifies that FOR VALUE RECEIVED _______ or registered assigns (the "Registered Holder") is the owner of ________(______) warrants ("Warrants"). Each Warrant entitles the Registered Holder to purchase one fully paid and non assessable share of Common Stock, no par value ("Common Stock"), of Senior Care Communities Trust, Inc., a Maryland corporation (the "Company"), at any time commencing ________________, _________ and prior to 5:00 P.M. (Colorado time) on ________________________ (the "Expiration Date"). The Registered Holder, upon the presentation and surrender of this Certificate with the duly executed Subscription Form at the Company's corporate office accompanied with the payment of $1.20 per Warrant (the "Purchase Price") in cash, check or certified check made payable to "Senior Care - Warrants". The Company may, at its election, extend the Expiration Date and reduce the Purchase Price.

This Certificate and each Warrant represented hereby are issued pursuant to and are subject to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated ____________. The Purchase Price or the number of shares of Common Stock subject to purchase upon the exercise of the Warrant are subject to modification or adjustment. The right to subscribe and to receive unrestricted shares is limited.

Each Warrant is exercisable at the option of the Registered Holder. No fractional shares of Common Stock will be issued. If less than all the Warrants represented hereby are subscribed, the Company shall cancel this Certificate and shall execute and deliver a new Certificate or Certificates of like tenor for the balance of the Warrants.

This Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the Company's corporate office or stock transfer agent for a new Certificate or Certificates of like tenor representing an equal aggregate number of Warrants, each new Certificates to represent the number of Warrants designated by the Registered Holder at the time of such surrender. Upon due presentment with any tax or other governmental charge imposed in connection therewith, for registration and transfer of this Certificate, a new Certificate or Certificates representing an equal aggregate number of Warrants will be issued to the transferee, subject to the limitations provided in the Warrant Agreement.

The Registered Holder, as to the rights within this certificate, is not be entitled to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement. Prior to presentment for registration of transfer, the Company may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby.

This Certificate shall be governed by and construed according to the laws of the State of Maryland.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

Senior Care Communities Trust, Inc.

Dated:

______________________________ ______________________________

Secretary President

**SUBSCRIPTION FORM**

(To Be Executed by the Registered Holder in Order to Exercise Warrants)

The undersigned Registered Holder hereby irrevocably elects to exercise __________ Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in the name of

______________________________ ______________________________
[please print or type name and address] [Taxpayer identification number]

and be delivered to ______________________________
[please print or type name and address]

______________________________

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at

______________________________.

The undersigned represents that the exercise of the within Warrant was solicited by a member of the National Association of Securities Dealers, Inc. If not solicited by an NASD member, please write "unsolicited" in the space below.

Dated: ____________________ ______________________________
(Name of NASD Member)

By: ______________________________ ______________________________
[please print or type address]

______________________________ ______________________________
Signature Guaranteed

______________________________
Taxpayer Identification Number

**ASSIGNMENT**

(To Be Executed by the Registered Holder in Order to Assign Warrants)

FOR VALUE RECEIVED,______________________________ hereby sells, assigns and

transfers unto ______________________________ ______________________________
[please print or type name and address] [Taxpayer identification number]

______________________________

__________ Warrants of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints

______________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated:____________________ Signature Guaranteed

______________________________ ______________________________

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR MIDWEST STOCK EXCHANGE.

SENIOR CARE COMMUNITIES TRUST, INC.

2009 STOCK OPTION PLAN

As adopted by the Board of Directors in June 2009

SECTION 1
INTRODUCTION

1.1 Establishment. Senior Care Communities Trust, Inc., a Maryland corporation (hereinafter referred to as the "Company"), hereby establishes the Senior Care Communities Trust, Inc., 2009 Stock Option Plan (the "Plan") for certain Employees and Consultants of the Company.

1.2 Purposes. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants of the Company and its Subsidiaries and to create in such Employees and Consultants a more direct interest in the future success of the operations of the Company by relating incentive compensation to increases in stockholder value, so that the income of such Employees and Consultants is more closely aligned with the income of the Company's stockholders. The Plan is also designed to attract Employees and Consultants and to retain and motivate participating Employees and Consultants by providing an opportunity for investment in the Company.

SECTION 2
DEFINITIONS

2.1 Definitions. The following terms shall have the meanings set forth below:

(a) "Administrator" means the Board or any of its Committees appointed pursuant to Section 3 of the Plan.

(b) "Board" means the Board of Directors of the Company.

(c) "Code" means the Internal Revenue Code of 1986, as amended.

(d) "Committee" means a Committee appointed by the Board of Directors in accordance with Section 3 of the Plan.

(e) "Common Stock" or "Stock" means the common stock of the Company.

(f) "Consultant" means any person, including an advisor, who is engaged by the Company or any Parent or Subsidiary to render services and is compensated for such services, and any director of the Company whether compensated for such services or not; provided that the term Consultant shall not include directors who are not compensated for their services or are paid only a director's fee by the Company.

(g) "Continuous Status as an Employee or Consultant" means that the employment or consulting relationship is not interrupted or terminated by the Company, any Parent or Subsidiary. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of: (i) any leave of absence approved by the Board, including sick leave, military leave, or any other personal leave; provided, however, that for purposes of Incentive Stock Options, any such leave may not exceed ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute; or (ii) transfers between locations of the Company or between the Company, its Parent, its Subsidiaries or its successors.

(h) "Employee" means any person, including officers and directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company.

(i) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(j) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system including without limitation the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") System, its Fair Market Value shall be the closing sales price for such stock(or the closing bid, if no sales were reported, as quoted on such exchange or system for the last market trading day prior to the time of determination) as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is quoted on the NASDAQ System (but not on the National Market System thereof) or regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock or;

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator after such consultation with outside legal, accounting and other experts as the Administrator may deem advisable, and the Committee shall maintain a written record of its method of determining such value.

(k) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable option agreement.

(l) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable option agreement.

(m) "Option" means a stock option granted pursuant to the Plan.

(n) "Option Price" means the price at which shares of Stock subject to an Option may be purchased, determined in accordance with Section 7.5.

(o) "Optioned Stock" means the Common Stock subject to an Option.

(p) "Optionee" means an Employee or Consultant who receives an Option.

(q) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(r) "Participant" means an Employee or Consultant to the Company designated by the Administrator from time to time during the term of the Plan to receive one or more Options under the Plan.

(s) "Plan Year" means each 12-month period beginning January 1 and ending December 31, except that for the first year of the Plan it shall begin on the effective date of the Plan.

(t) "Share" means a share of Common Stock.

(u) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

2.2 Gender and Number. Except when otherwise indicated by the context, the masculine gender shall also include the feminine gender, and the definition of any term herein in the singular shall also include the plural.

## SECTION 3
## PLAN ADMINISTRATION

3.1 Administration of the Plan.

(a) Composition of Administrator.

(i) If permitted by Rule 16b-3, and by the legal requirements relating to the administration of equity incentive plans such as the Plan, if any, of applicable securities laws and the Code (collectively, the "Applicable Laws"), the Plan may (but need not) be administered by different administrative bodies with respect to directors of the Company, officers of the Company who are not directors and Employees who are neither directors nor officers of the Company.

(ii) With respect to grants of Options to Employees or Consultants who are also officers or directors of the Company, the Plan shall be administered by (A) the Board, if the Board may administer the Plan in compliance with Rule 16b-3 as it applies to a plan intended to qualify thereunder as a discretionary plan and Section 162(m) of the Code as it applies so as to qualify grants of Options to named executives as performance-based compensation, or (B) a Committee designated by the Board to administer the Plan, which Committee shall be constituted in such a manner as to permit the Plan to comply with Rule 16b-3 as it applies to a plan intended to qualify thereunder as a discretionary plan, to qualify grants of Options to named executives as performance-based compensation under Section 162(m) of the Code and otherwise so as to satisfy the Applicable Laws.

(iii) With respect to grants of Options to Employees or Consultants who are neither directors nor officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws.

(iv) If a Committee has been appointed pursuant to clause (ii) or (iii) of this subsection 3.1(a), such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and remove all members of a committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws and, in the case of a Committee appointed under clause (ii), to the extent permitted by Rule 16b-3 as it applies to a plan intended to qualify thereunder as a discretionary plan, and to the extent required under Section 162(m) of the Code to qualify grants of Options to named executives as performance-based compensation.

3.2 Powers of the Administrator. Subject to the provisions of the Plan and in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, including the approval, if required, of any stock exchange upon which the Common Stock is listed, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value of the Common Stock, in accordance with subsection 2.1(k) of the Plan;

(ii) to select the Consultants and Employees to whom Options may from time to time be granted hereunder;

(iii) to determine whether and to what extent Options are granted hereunder;

(iv) to determine the number of shares of Common Stock to be covered by each such Option granted hereunder;

(v) to approve forms of agreement for use under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Option granted hereunder;

(vii) to determine whether and under what circumstances an Option may be settled in cash under Section 8 instead of

Common Stock; and

(viii) to reduce the exercise price of any Option to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option shall have declined since the date the Option was granted.

3.3 Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Participants.

## SECTION 4
## STOCK SUBJECT TO THE PLAN

4.1 Number of Shares. The maximum aggregate number of Shares which may be authorized for issuance under the Plan in accordance with the provisions of the Plan and subject to such restrictions or other provisions as the Administrator may from time to time deem necessary is two million (2,000,000). Shares which may be issued upon the exercise of Options shall be applied to reduce the maximum number of Shares remaining available for use under the Plan. The Company shall at all times during the term of the Plan and while any Options are outstanding retain as authorized and unissued Stock, or as treasury Stock, at least the number of Shares from time to time required under the provisions of the Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

4.2 Unused and Forfeited Stock. Any Shares that are subject to an Option under this Plan which are not used because the terms and conditions of the Option are not met, including any Shares that are subject to an Option which expires or is terminated for any reason, any Shares which are used for full or partial payment of the purchase price of Shares with respect to which an Option is exercised and any Shares retained by the Company pursuant to Section 14.2 shall automatically become available for use under the Plan.

4.3 Adjustments for Stock Splits, Stock Dividends, Etc. If the Company shall at any time increase or decrease the number of its outstanding shares of Common Stock or change in any way the rights and privileges of such shares of Common Stock by means of the payment of a stock dividend or any other distribution upon such shares payable in Common Stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the Stock, then in relation to the Stock that is affected by one or more of the above events, the numbers, rights and privileges of the following shall be increased, decreased or changed in like manner as if they had been issued and outstanding, fully paid and non-assessable at the time of such occurrence: (i) the shares of Stock as to which Options may be granted under the Plan; and (ii) the Shares of Stock then included in each outstanding Option granted hereunder.

4.4 Dividends Payable in Stock of Another Corporation, Etc. If the Company shall at any time pay or make any dividend or other distribution upon the Stock payable in securities of another corporation or other property (except money or Stock), a proportionate part of such securities or other property shall be set aside and delivered to any Participant then holding an Option for the particular type of Stock for which the dividend or other distribution was made, upon exercise thereof. Prior to the time that any such securities or other property are delivered to a Participant in accordance with the foregoing, the Company shall be the owner of such securities or other property and shall have the right to vote the securities, receive any dividends payable on such securities, and in all other respects shall be treated as the owner. If securities or other property which have been set aside by the Company in accordance with this Section are not delivered to a Participant because an Option is not exercised or otherwise vested, then such securities or other property shall remain the property of the Company and shall be dealt with by the Company as it shall determine in its sole discretion.

4.5 Other Changes in Stock. In the event there shall be any change, other than as specified in Sections 4.3 and 4.4, in the number or kind of outstanding shares of Stock or of any stock or other securities into which the Stock shall be changed or for which it shall have been exchanged, and if the Administrator shall in its discretion determine that such change equitably requires an adjustment in the number or kind of Shares subject to outstanding Options or which have been reserved for issuance pursuant to the Plan but are not then subject to an Option, then such adjustments shall be made by the Administrator and shall be effective for all purposes of the Plan and on each outstanding Option that involves the particular type of stock for which a change was effected.

4.6 Rights to Subscribe. If the Company shall at any time grant to the holders of its Stock rights to subscribe pro rata for additional shares thereof or for any other securities of the Company or of any other corporation, there shall be reserved with respect to the Shares then subject to an Option held by any Participant of the particular class of Stock involved, the Stock or other securities which the Participant would have been entitled to subscribe for if immediately prior to such grant the Participant had exercised his entire Option. If, upon exercise of any such Option, the Participant subscribes for the additional Stock or other securities, the Participant shall pay to the Company the price that is payable by the Participant for such Stock or other securities.

4.7 General Adjustment Rules. If any adjustment or substitution provided for in this Section 4 shall result in the creation of a fractional Share under any Option, the Company shall, in lieu of selling or otherwise issuing such fractional Share, pay to the Participant a cash sum in an amount equal to the product of such fraction multiplied by the Fair Market Value of a Share on the date the fractional Share would otherwise have been issued. In the case of any such substitution or adjustment affecting an Option, the total Option Price for the shares of Stock then subject to an Option shall remain unchanged but the Option Price per share under each such Option shall be equitably adjusted by the Administrator to reflect the greater or lesser number of shares of Stock or other securities into which the Stock subject to the Option may have been changed.

4.8 Determination by Administrator, Etc. Adjustments under this Section 4 shall be made by the Administrator, whose determinations with regard thereto shall be final and binding upon all parties thereto.

SECTION 5
REORGANIZATION OR LIQUIDATION

In the event that the Company is merged or consolidated with another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification or change of outstanding Shares), or if all or substantially all of the assets or more than 50% of the outstanding voting stock of the Company is acquired by any other corporation, business entity or person (other than a sale or conveyance in which the Company continues as a holding company of an entity or entities that conduct the business or businesses formerly conducted by the Company), or in case of a reorganization (other than a reorganization under the United States Bankruptcy Code) or liquidation of the Company, and if the provisions of Section 9 do not apply, the Administrator, or the board of directors of any corporation assuming the obligations of the Company, shall have the power and discretion to prescribe the terms and conditions for the exercise of, or modification of, any outstanding Options granted hereunder. By way of illustration, and not by way of limitation, the Administrator may provide for the complete or partial acceleration of the dates of exercise of the Options, or may provide that such Options will be exchanged or converted into options to acquire securities of the surviving or acquiring corporation, or may provide for a payment or distribution in respect of outstanding Options (or the portion thereof that is currently exercisable) in cancellation thereof. The Administrator may provide that Stock or other Options granted hereunder must be exercised in connection with the closing of such transaction, and that if not so exercised such Options will expire. Any such determinations by the Administrator may be made generally with respect to all Participants, or may be made on a casebycase basis with respect to particular Participants. The provisions of this Section 5 shall not apply to any transaction undertaken for the purpose of reincorporating the Company under the laws of another jurisdiction, if such transaction does not materially affect the beneficial ownership of the Company's capital stock.

SECTION 6
PARTICIPATION

Participants in the Plan shall be those eligible Employees or Consultants who, in the judgment of the Administrator, are performing, or during the term of their incentive arrangement will perform, important services in the management, operation and development of the Company, and significantly contribute, or are expected to significantly contribute, to the achievement of longterm corporate economic objectives. Participants may be granted from time to time one or more Options; provided, however, that the grant of each such Option shall be separately approved by the Administrator, and receipt of one such Option shall not result in automatic receipt of any other Option, and written notice shall be given to such person, specifying the terms, conditions, rights and duties related thereto; and further provided that Incentive Stock Options shall not be granted to Consultants or to Employees who are not permitted to receive Incentive Stock Options under the Internal Revenue Code.

SECTION 7
STOCK OPTIONS

7.1 Grant of Options. Non-statutory Stock Options may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. An Employee or Consultant who has been granted an Option may, if otherwise eligible, be granted additional Options. Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted. The Plan shall not confer upon any Optionee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his or her right or the Company?s right to terminate his or her employment or consulting relationship at any time, with or without cause.

7.2 Option Agreements. Each Option shall be designated in a written option agreement as either an Incentive Stock Option or a Non-statutory Stock Option. The written option agreements shall be in such form as the Administrator shall determine and which is consistent with the provisions of the Plan, specifying such terms, conditions, rights and duties. Options shall be deemed to be granted as of the date specified in the grant resolution of the Administrator, which date shall be the date of any related written option agreement with the Participant. In the event of any inconsistency between the provisions of the Plan and any such written option agreement entered into hereunder, the provisions of the Plan shall govern. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Non-statutory Stock Options.

7.3 Term of Option. The term of each Option shall be the term stated in the written option agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the written option agreement.

7.4 Limitation on Grant to Employees. Subject to adjustment as provided in this Plan, the maximum number of Shares which may be subject to Options granted to any one Employee under this Plan for any fiscal year of the Company shall be 500,000.

7.5 Option Exercise Price and Consideration.

(a) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Board, but shall be subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option

(A) granted to a person who, at the time of the grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of the grant.

(B) granted to a person who, at the time of grant of such Option, is a named executive of the Company, the per share Exercise Price shall be no less than 100% of the Fair Market Value on the date of grant; and

(C) granted to any person other than a named executive, the per Share exercise price shall be no less than 85% of the Fair Market Value per Share on the date of grant.

(b) Permissible Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may consist entirely of (1) cash, (2) check, (3) promissory note, (4) other Shares which (x) in the case of Shares acquired upon exercise of an Option either have been owned by the Optionee for more than six months on the date of surrender or were not acquired, directly or indirectly, from the Company, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised (5) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the exercise price, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Board shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

7.6 Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Board, including performance criteria with respect to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan.

An Option may not be exercised for a fraction of a Share.

An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Board, consist of any consideration and method of payment allowable under subsection 7.5(b) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificates promptly upon exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Sections 4.3, 4.4 and 4.5 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Continuous Status as an Employee or Consultant. In the event of termination of an Optionee's Continuous Status as an Employee or Consultant with the Company, such Optionee may, but only within such period of time as is determined by the Administrator, of at least thirty (30) days, with such determination in the case of an Incentive Stock Option not exceeding three (3) months after the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the option agreement), exercise his or her Option to the extent that Optionee was entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(c) Disability of Optionee. Notwithstanding the provisions of subsection 7.6(b) above, in the event of termination of an Optionee's Continuous Status as an Employee or Consultant as a result of his total and permanent disability (as defined in Section 22(e)(3) of the Code), Optionee may, but only within twelve (12) months from the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the option agreement), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(d) Death of Optionee. In the event of termination of an Optionee's Continuous Status as an Employee or Consultant as a result of the death of an Optionee, the Option may be exercised, at any time within twelve (12) months following the date of death (but in no event later than the expiration date of the term of such Option as set forth in the option agreement), by the Optionees' estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Optionee was entitled to exercise the Option at the date of death. To the extent that Optionee was not entitled to exercise the Option at the date of death, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(e) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Option previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.

7.7 Withholding Taxes. As a condition to the exercise of Options granted hereunder, the Optionee shall make such arrangements as the Administrator may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the exercise, receipt or vesting of such Option. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

7.8 Non-Transferability of Options. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

7.9 Stockholder Privileges. No Optionee shall have any rights as a stockholder with respect to any Shares covered by an Option until the Optionee becomes the holder of record of such Stock, and no adjustments shall be made for dividends or other distributions or other rights as to which there is a record date preceding the date such Optionee becomes the holder of record of such Stock, except as provided in Section 4.

SECTION 8
STOCK APPRECIATION RIGHTS

If an agreement evidencing an Option so provides, an Option granted under this Plan (herein sometimes referred to as the ?corresponding option?) may include the right (a ?Stock Appreciation Right?) to receive an amount equal to some or all of the excess of the Fair Market Value of the Shares subject to unexercised portions of the corresponding option over the aggregate exercise price for such Shares under the corresponding option as of the date the Stock Appreciation Right is exercised. The amount payable upon exercise of a Stock Appreciation Right may be paid in cash or in shares of the class then subject to the corresponding option (valued on the basis of their Fair Market Value), or in a combination of cash and such shares so valued. No Stock Appreciation Right may be exercised in whole or in part (a) other than in connection with the contemporaneous surrender without exercise of such corresponding option, or the portion thereof that corresponds to the portion of the Stock Appreciation Right being exercised, or (b) except to the extent that the corresponding option or such portion thereof is exercisable on the date of exercise of the Stock Appreciation Right by the person exercising the Stock Appreciation Right, or (c) unless the class of stock then subject to the corresponding option is then ?publicly traded?. For this purpose, a class of stock is ?publicly traded? if it is listed or admitted to unlisted trading privileges on a national securities exchange or if sales or bid and offer quotations therefor are reported on the Nasdaq Stock Market or on any then operative successor to the Nasdaq Stock Market.

## SECTION 9
## CHANGE IN CONTROL

9.1 Options, Restricted Stock. In the event of a change in control of the Company as defined in Section 9.2, then the Administrator may, in its sole discretion, without obtaining stockholder approval, to the extent permitted in Section 13, take any or all of the following actions: (a) accelerate the exercise dates of any outstanding Options or make all such Options fully vested and exercisable; (b) grant a cash bonus award to any Optionee in an amount necessary to pay the Option Price of all or any portion of the Options then held by such Optionee; (c) pay cash to any or all Optionees in exchange for the cancellation of their outstanding Options in an amount equal to the difference between the Option Price of such Options and the greater of the tender offer price for the underlying Stock or the Fair Market Value of the Stock on the date of the cancellation of the Options and (d) make any other adjustments or amendments to the outstanding Options.

9.2 Definition. For purposes of the Plan, a "change in control" shall be deemed to have occurred if (a) any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the 1934 Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company becomes the "beneficial owner" (as defined in Rule 13d3 under the 1934 Act), directly or indirectly, of more than 331/3 percent of the outstanding voting stock of the Company after the date of the Plan; or (b) at any time during any period of three consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board (and any new director whose election by the Board or whose nomination for election by the Company's stockholders was approved by a vote of at least twothirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority thereof; or (c) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

## SECTION 10
## RIGHTS OF EMPLOYEES; PARTICIPANTS

10.1 Employment. Nothing contained in the Plan or in any Option granted under the Plan shall confer upon any Participant any right with respect to the continuation of his or her employment by the Company, or interfere in any way with the right of the Company, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Option. Whether an authorized leave of absence, or absence in military or government service, shall constitute a termination of employment shall be determined by the Administrator at the time.

10.2 Non-transferability. No right or interest of any Participant in an Option granted pursuant to the Plan shall be assignable or transferable during the lifetime of the Participant, either voluntarily or involuntarily, or be subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of a Participant's death, a Participant's rights and interests in Options shall, to the extent provided in Section 7, be transferable by testamentary will or the laws of descent and distribution, and payment of any amounts due under the Plan shall be made to, and exercise of any Options may be made by, the Participant's legal representatives, heirs or legatees. If in the opinion of the Administrator a person entitled to payments or to exercise rights with respect to the Plan is disabled from caring for his affairs because of mental condition, physical condition or age, payment due such person may be made to, and such rights shall be exercised by, such person's guardian, conservator or other legal personal representative upon furnishing the Administrator with evidence satisfactory to the Administrator of such status.

## SECTION 11
## GENERAL RESTRICTIONS

11.1 Investment Representations. The Company may require any person to whom an Option is granted, as a condition of exercising an Option, to give written assurances in substance and form satisfactory to the Company and its counsel to the effect that such person is acquiring the Stock subject to the Option for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with federal and applicable state securities laws. Legends evidencing such restrictions may be placed on the certificates evidencing the Stock.

11.2 Compliance with Securities Laws. Each Option shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, is necessary as a condition of, or in connection with, the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Administrator. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration or qualification.

11.3 Stock Restriction Agreement. The Administrator may provide that Shares issuable upon the exercise of an Option shall, under certain conditions, be subject to restrictions whereby the Company has a right of first refusal with respect to such Shares or a right or obligation to repurchase all or a portion of such Shares, which restrictions may survive a Participant's term of employment or consulting relationship with the Company. The acceleration of time or times at which an Option becomes exercisable may be conditioned upon the Participant's agreement to such restrictions.

## SECTION 12
## OTHER EMPLOYEE BENEFITS

The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option shall not constitute "earnings" with respect to which any other employee benefits of such employee are determined, including without limitation benefits under any pension, profit sharing, life insurance or salary continuation plan.

## SECTION 13
## PLAN AMENDMENT, MODIFICATION AND TERMINATION

The Board may at any time terminate, and from time-to-time may amend or modify, the Plan provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the stockholders if stockholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements, or if the Company, on the advice of counsel, determines that stockholder approval is otherwise necessary or desirable.

No amendment, modification or termination of the Plan shall in any manner adversely affect any Options theretofore granted under the Plan, without the consent of the Participant holding such Options.

## SECTION 14
## WITHHOLDING

14.1 Withholding Requirement. The Company's obligations to deliver

Shares upon the exercise of an Option shall be subject to the Participant's satisfaction of all applicable federal, state and local income and other tax withholding requirements.

14.2 Withholding With Stock. At the time the Administrator grants an Option, it may, in its sole discretion, grant the Participant an election to pay all such amounts of tax withholding, or any part thereof, by electing to transfer to the Company, or to have the Company withhold from Shares otherwise issuable to the Participant, Shares having a value equal to the amount required to be withheld or such lesser amount as may be elected by the Participant. All elections shall be subject to the approval or disapproval of the Administrator. The value of Shares to be withheld shall be based on the Fair Market Value of the Stock on the date that the amount of tax to be withheld is to be determined (the "Tax Date"). Any such elections by Participants to have Shares withheld for this purpose will be subject to the following restrictions:

(a) All elections must be made prior to the Tax Date.

(b) All elections shall be irrevocable.

(c) If the Participant is an officer or director of the Company within the meaning of Section 16 of the Exchange Act ("Section 16"), the Participant must satisfy the requirements of such Section 16 and any applicable rules thereunder with respect to the use of Stock to satisfy such tax withholding obligation.

## SECTION 15
## BROKERAGE ARRANGEMENTS

The Administrator, in its discretion, may enter into arrangements with one or more banks, brokers or other financial institutions to facilitate the disposition of shares acquired upon exercise of Options, including, without limitation, arrangements for the simultaneous exercise of Options, and sale of the Shares acquired upon such exercise.

## SECTION 16
## NONEXLUSIVITY OF THE PLAN

Neither the adoption of the Plan by the Board nor the submission of the Plan to stockholders of the Company for approval shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to Employees or Consultants generally, or to any class or group of Employees or Consultants, which the Company now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term incentive plans.

## SECTION 17
## REQUIREMENTS OF LAW

17.1 Requirements of Law. The issuance of stock and the payment of cash pursuant to the Plan shall be subject to all applicable laws, rules and regulations.

17.2 Federal Securities Law Requirements. If a Participant is an officer or director of the Company within the meaning of Section 16, Options granted hereunder shall be subject to all conditions required under Rule 16b3, or any successor rule promulgated under the Exchange Act, to qualify the Option for any exception from the provisions of Section 16(b) of the Exchange Act available under that Rule. Such conditions are hereby incorporated herein by reference and shall be set forth in the agreement with the Participant which describes the Option.

17.3 Governing Law. The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the State of Maryland.

## SECTION 18
## DURATION OF THE PLAN

The Plan shall terminate at such time as may be determined by the Board of Directors, and no Option shall be granted after such termination. If not sooner terminated under the preceding sentence, the Plan shall fully cease and expire at midnight on December 31, 2019. Options outstanding at the time of the Plan termination may continue to be exercised or earned in accordance with their terms.

## SECTION 19
## INFORMATION TO PARTICIPANTS

The Company shall provide to each Participant, during the period for which such Participant has one or more Options outstanding, copies of all annual reports and other information which are provided to all shareholders of the Company.

Ronald S. Tucker

Attorney At Law
79860 Tangelo
La Quinta, CA 92253
(760) 771-0036
FAX: (760) 771-0036

10/20/09

Board of Directors
Senior Care Communities Trust, Inc.
79860 Tangelo
La Quinta, CA 92253

RE: Opinion Letter for Offering 10,000 Investment Units by Senior Care Communities Trust, Inc.

Ladies and Gentlemen:

You have requested an opinion concerning certain matters of Maryland law in connection with the subscription and offering (the "Offering"), of up to 10,000 investment units ("Units"). Each Unit consists of one hundred shares of its common stock, par value $0.001 per share (the "Common Stock"), and one hundred Class A Warrants, one hundred Class B Warrants, and two hundred Class C Warrants to purchase one share of Common Stock per warrant (the "Warrants").

In connection with your request for an opinion, you have provided to me, and I have reviewed, the Company's articles of incorporation (the "Articles of Incorporation") its bylaws, the Offering Statement filed with the Securities and Exchange Commission in connection with the Offering (the "Offering Statement"), including the offering circular constituting a part thereof (the "Offering Circular"), resolutions of the Board of Directors of the Company (the "Board") concerning, inter alia, the organization of the Company, the Offering, and the form of stock certificate approved by the Board to represent shares of Common Stock.

We understand that the Company will offer the Units for cash and non-cash consideration, which includes but is not limited to cancellation of indebtedness and/or other assets of ascertainable value. In this regard, I have assumed, for purposes of rendering the opinion set forth below, that the value of the non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable time, or in absence of sales, on the fair value as determined by an accepted standard and they must be reasonable at the time made.

Your attention is called to the fact that the opinions expressed herein are limited in all respects to matters of Maryland law. I express no opinion concerning the requirements of any other law, rule or regulations, state or federal, applicable to the Company, or the Offering.

Based upon and subject to the foregoing, it is my opinion that:

1. The Company has been duly organized and is validly existing in good standing as a corporation under the laws of the State of Maryland, with the corporate power and authority to own its property and conduct its business as how conducted as described in the Offering Circular.

2. The number of Units to be sold in this Offering, the Common Stock and Warrants to be issued in the Offering (including the shares underlying the Warrants) will be duly authorized and, when sold and paid for in accordance with the terms set forth in the Offering Circular, and certificates representing such shares in the form provided are duly and properly issued, will be validly issued, fully paid and non-assessable, with no personal liability for the payment of the Company's debts arising solely by virtue of the ownership thereof, such issuance and sale will not be in violation of or subject to any preemptive rights provided for by Maryland law or by the Articles of Incorporation.

Sincerely,

Ronald S. Tucker